
05048106


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH, D.C. 202 SECTION

"We ride with you."


MOTOR
HARLEY-DAVIDSON
COMPANY

HARLEY-DAVIDSON, INC. 2004 ANNUAL REPORT

Dear Fellow Shareholders,

The first time I walked through the front door at 3700 West Juneau Avenue as a Harley-Davidson employee back in 1975, one thing was highly apparent.

At the time, Harley-Davidson had four V-Twin motorcycles in its model line. The newest of the bunch was going on five years old and I was the person who had just been tapped as the Company's vice president of engineering, with the mission of jump-starting product development.

However, the thing that was so apparent wasn't the volume of work ahead, ample though it was. It was the deep sense of awareness that all our employees had for the central importance of both the motorcycles and the whole motorcycling experience in the lives of our customers.

Harley-Davidson® motorcycles were truly "more than a machine," to borrow an advertising phrase from that era. And the people who worked at Harley-Davidson were so deeply attuned to this everlasting relationship between rider, motorcycle and experience because many were riders themselves.

Today, we have another phrase for it: "we ride with you." First given voice by Willie G. Davidson at Harley-Davidson's 95th Anniversary celebration, "we ride with you" expresses the relationship, both literal and emotional, between Harley-Davidson, its customers and all of the Company's stakeholders.



"'We ride with you' is elegant in its simplicity and the way it speaks to the relationship we have with stakeholders on so many levels."

Jeff Bleustein
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
HARLEY DAVIDSON, INC.

Early morning ride: Jeff Bleustein (right) and customers Cliff Crawford and Duke Kornmann

In the literal sense, we ride with customers at rallies and events, and out on the open road.

Beyond the literal idea that we'd rather be out there riding motorcycles than sitting in a meeting, "we ride with you" reflects our entire approach to business. It means that we do what we say we're going to do. It means that employees have opportunities for professional growth as the Company grows. When we work with suppliers to help them operate more efficiently, it means that we also help Harley-Davidson achieve its cost and supply goals. In short, "we ride with you" means that when we succeed, so do you, as customers, investors or any of our stakeholders.

Speaking of success, in 2004, Harley-Davidson, Inc. recorded its 19th consecutive year of record revenue and earnings. Consolidated revenue for the Company was $5.02 billion, an 8.5% increase over 2003, while net income was $889.8 million, a 16.9% increase over the prior year. Diluted earnings per share rose to $3.00, a 20% increase over 2003. The Company shipped 317,289 Harley-Davidson motorcycles in 2004, a 9.0% increase over 2003.

U.S. retail sales of Harley-Davidson motorcycles for 2004 grew 7.1% and the Company maintained its market share lead at 49.5% of the heavyweight motorcycle (651+cc) market. International retail sales of Harley-Davidson motorcycles grew 1.5% in 2004, compared to the prior year.

Parts & Accessories (P&A) revenue increased 9.7% to $781.6 million in 2004. Revenue from General Merchandise, which includes MotorClothes® apparel and collectibles, totaled $223.7 million, a 5.8% increase from the prior year.

Harley-Davidson Financial Services, Inc. (HDFS) recorded solid gains again in 2004. Operating income of $188.6 million increased 12.3% compared to 2003, reflecting both the quality of HDFS' product offerings and its ongoing ability to be responsive to customers' motorcycle financing and insurance needs. In 2004, HDFS made retail loans totaling $2.1 billion on more than 135,000 motorcycles, improving its share of loans for new Harley-Davidson motorcycles sold in the U.S. to 40%, compared to 38% the prior year.

Buell motorcycles had its XB12 motorcycle products in the market for the full year in 2004 and introduced the new CityX™ to strong reviews in July. Buell® XB motorcycle retail sales were up 19% on a worldwide basis, led by Europe, where Buell XB sales were up 46%.

Harley-Davidson's performance in 2004 continued to reward investors handsomely. The price of Harley-Davidson stock appreciated 27.8% and closed at $60.75 at year-end. We more than doubled the dividend payout to $119 million in 2004, including two quarterly dividend increases of 25% each. We also repurchased 10.6 million shares of Harley-Davidson stock in 2004 and the Board of Directors authorized the repurchase of an additional 20 million shares going forward.

Propelling that performance is a range of new products and initiatives that speak to our constant drive to innovate and to grow demand.

We brought eight new motorcycle models—six Harley-Davidson and two Buell models—to market in 2004, to a warm reception by customers, motorcycle magazines and dealers around the globe.

P&A introduced 1,137 new accessories in its ever-expanding array of ways for customers to customize their personal motorcycles. New riding gear and fashion apparel from the Harley-Davidson MotorClothes line underscored the positioning of General Merchandise as the fashion and function leader in motorcycling apparel.

Rider's Edge®—The Harley-Davidson Academy of Motorcycling had another great year. In 2004, 18,427 people took the Rider's Edge New Rider Course, up 30% from 2003. We believe that Rider's Edge will continue as a strong enabler for introducing customers to motorcycling and our products.

In early 2004, we articulated our belief that for the foreseeable future there is an underlying core growth rate for Harley-Davidson motorcycle sales, estimated to be in the range of 7% to 9% per year. At that time, we also expressed the view that we could sustain a mid-teens earnings growth rate, based on the 7% to 9% growth in motorcycle sales, ongoing productivity improvements in all areas of the business, as well as earnings contributions from Parts & Accessories, General Merchandise and Financial Services—all of which are experiencing the benefits of our growing base of customers.

Our 2004 results reaffirm that these performance expectations are appropriate and for 2005, we have established a goal to ship 339,000 Harley-Davidson motorcycles to dealers and distributors worldwide.

Narrowing the gap between supply and demand has been a key part of the Company's Strategic Plan for Sustainable Growth and was a major reason for the Company's capacity expansion over much of the past ten years. It has resulted in better product availability and has had the effect of beginning to normalize retail pricing. This, along with the ability of Harley-Davidson dealers to provide the close attention to customer needs that buyers of premium motorcycles expect, will all increase customer satisfaction and demand.

Consumer demand—how we create it and how we satisfy it—is the common thread in our 19-year record of performance. Going forward, we continue to ramp up product development. We are hard at work to bring exciting new products to market and to add new dimensions to the total ownership experience.

This 2004 annual report explores a sample of our approaches to preserving strong relationships with the current Harley-Davidson family and to attracting new members to that family. In it, you will hear from some of the leaders who are helping to do just that.

Whether it's ratcheting up our product development efforts, exploring new ways to provide even more great experiences for customers or gearing up to sell our American-made motorcycles in additional markets abroad, Harley-Davidson is a company with an incessant desire and drive to go to new places—but always in a distinctly Harley-Davidson way.

As we've said many times, our employees are our most important resource and are our only sustainable long-term competitive advantage. Harley-Davidson remains a leader in providing the tools and learning opportunities that serve to develop skills and nurture talent throughout the organization, including our Union partners represented by the Paper, Allied-Industrial, Chemical and Energy Workers International Union and by the International Association of Machinists and Aerospace Workers.

I'm especially proud to report that Harley-Davidson received a prestigious Catalyst Award in 2004 for our efforts to expand the role of women in the organization, promote workplace diversity, and ensure the visibility and optimization of talent across the organization. Not only are these practices the right thing to do; they also make powerful business sense. We believe that the better our employees reflect an increasingly diverse base of customers, the more successful we will be as a company.

Harley-Davidson made *Fortune* magazine's annual "100 Best Companies to Work For" list—for the seventh time in eight years—based largely on *Fortune's* research, including employee responses to surveys. We also were deeply honored to receive a Freedom Award from the National Committee for Employer Support of the Guard and Reserve, a Department of Defense agency, in recognition of our support of employees who serve in our nation's Armed Forces.

At a leadership level, Harley-Davidson enhanced its capabilities in several areas in 2004. In November, the Company elected NAVTEQ President and CEO Judson Green to the Board of Directors. Prior to assuming the leadership of NAVTEQ in 2000, Judson was Chairman of Walt Disney Attractions, the theme park and resort segment of The Walt Disney Company, and also had served as Chief Financial Officer of The Walt Disney Company. His background makes him exceptionally well-suited to contribute in key ways to our focus on delighting customers and exceeding their expectations.

At the senior leadership level in manufacturing, Roy Coleman accepted a new role as Vice President, Advanced Operations, focusing on Operational Excellence and Rod Copes was promoted to Vice President and General Manager, Powertrain Operations at Harley-Davidson's Pilgrim Road plant. Dave Bozeman was promoted to General Manager of the Capitol Drive Powertrain Operations and Mike Heerhold was promoted to General Manager of the Company's Tomahawk Operations.

In business operations, Bill Dannehl was named Vice President, North American Sales and Dealer Services; Jon Flickinger was named President and Chief Operating Officer, Buell Motorcycle Company; John Hevey was named Vice President, Strategic Planning and New Business Development; and Lara Lee was promoted to Vice President, Destinations and Rider Services.

These moves and others throughout the Company recognize the talents and contributions of these leaders. But they also reflect Harley-Davidson's longstanding practice of building experienced leaders by providing broad growth and development opportunities.

I can think of no better example of how this leadership development process benefits investors than the Board of Directors' decision to elevate our Chief Financial Officer, Jim Ziemer, to succeed me as CEO upon my retirement from that post in April 2005, and to elect Jim to the Board. He brings to his new job a broad knowledge of the business and the enthusiastic support and trust of the entire organization. During his 35-year career with Harley-Davidson, Jim has been a key contributor to the Harley-Davidson team and I am confident he will continue to take the Company forward.

Over the 30 years that I have been a part of the Harley-Davidson family, the Company has prevailed through some trying times and has soared to heights that I could never have imagined.

As we close the 2004 chapter of the Company's epic journey, I want to thank all the members of the Harley-Davidson family for making this the great company that it is and for making 2004 another milestone. I am truly fortunate to have been at the Company during this period of time and I look forward, as continuing Chairman of the Board, to playing a role in an even brighter future.

As much as some things have changed since I first walked through the door at 3700 West Juneau Avenue in 1975, one thing hasn't. This is still a company run by people who love the product, who understand our customers and who share in a proud history. They are people who are engaged and ingrained in the experience of motorcycling and sharing it with others, and who are dedicated to keeping the products and experiences relevant to new times and changing customer desires. They are people who appreciate the importance of each Harley-Davidson stakeholder—whatever their relationship with the Company.

"We ride with you!"



Jeffrey L. Bleustein

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
HARLEY-DAVIDSON, INC.

Selected Financial Data

(in thousands, except per share amounts)	2004	2003	2002	2001	2000
Income statement data:					
Net revenue	$ 5,015,190	$ 4,624,274	$ 4,090,970	$ 3,406,786	$ 2,943,346
Cost of goods sold	3,115,655	2,958,708	2,673,129	2,253,815	1,979,572
Gross profit	1,899,535	1,665,566	1,417,841	1,152,971	963,774
Financial services income	305,262	279,459	211,500	181,545	140,135
Financial services expense	116,662	111,586	107,273	120,272	102,957
Operating income from financial services	188,600	167,873	104,227	61,273	37,178
Selling, administrative and engineering expense	726,644	684,175	639,366	551,743	485,980
Income from operations	1,361,491	1,149,264	882,702	662,501	514,972
Gain on sale of credit card business					18,915
Investment income, net	23,101	23,088	16,541	17,478	17,583
Other, net	(5,106)	(6,317)	(13,416)	(6,524)	(2,914)
Income before provision for income taxes	1,379,486	1,166,035	885,827	673,455	548,556
Provision for income taxes	489,720	405,107	305,610	235,709	200,843
Net income	$ 889,766	$ 760,928	$ 580,217	$ 437,746	$ 347,713
Weighted-average common shares:					
Basic	295,008	302,271	302,297	302,506	302,691
Diluted	296,852	304,470	305,158	306,248	307,470
Earnings per common share:					
Basic	$ 3.02	$ 2.52	$ 1.92	$ 1.45	$ 1.15
Diluted	$ 3.00	$ 2.50	$ 1.90	$ 1.43	$ 1.13
Dividends paid	$ .405	$ .195	$ .135	$ .115	$ .098
Number of shareholders of record	86,329	84,987	79,420	75,235	70,942
Balance sheet data:					
Working capital	$ 2,093,576	$ 1,773,354	$ 1,076,534	$ 949,154	$ 799,521
Current finance receivables, net	1,207,124	1,001,990	855,771	656,421	530,859
Long-term finance receivables, net	905,176	735,859	589,809	379,335	234,091
Total assets	5,483,293	4,923,088	3,861,217	3,118,495	2,436,404
Current finance debt	495,441	324,305	382,579	217,051	89,509
Long-term finance debt	800,000	670,000	380,000	380,000	355,000
Total finance debt	1,295,441	994,305	762,579	597,051	444,509
Shareholders' equity	$ 3,218,471	$ 2,957,692	$ 2,232,915	$ 1,756,283	$ 1,405,655



HARLEY-DAVIDSON, INC.
Dividends per Share, 2002–2004
0.035
0.040
0.040
0.080
0.030
0.035
0.035
0.035
0.12
0.09
0.06
0.03
0.00
Q1 Q2 Q3 Q4
2003 TOTAL: $.195
2002 TOTAL: $.135
HARLEY-DAVIDSON, INC.
Common Stock Prices, 2002–2004
HIGH
LOW
(in dollars)
45.20
52.30
56.42
55.01
49.66
46.81
50.35
52.51
35.01
37.25
38.06
44.57
49.12
47.88
42.54
45.03
70
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4
2004
2003
2002

We ride with you . . .

on great

Life as we know it at Harley-Davidson is about great journeys, a series of touch-points that produce inspired moments for riders and results for shareholders.

Every year, about one-half of all new Harley-Davidson® motorcycles are sold to existing Harley® owners. Eighty percent of all owners say they're "extremely likely" to buy again. That says a lot about customer loyalty. It also speaks to our ceaseless drive—through products, services and experiences—to deepen relationships and to deliver value at every mile. And every mile of the way, "we ride with you."

Journeys.

Product Development

When we introduced eight new motorcycle models last summer, it was the most ever at one time and it created quite a stir. Customers called their local dealer to get first dibs on a Softail® Deluxe motorcycle. Our product development teams, meanwhile, were hard at work on the future.

Harley-Davidson has assembled a team of world-class product designers, engineers and manufacturing wizards. We've teamed them up with some of the most dialed-in folks in marketing anywhere. And we've armed their wide-ranging talents with state-of-the-art tools and facilities.

The Willie G. Davidson Product Development Center, home to this talent, provides amazing capabilities. Our investment in production facilities has given us capacity and responsiveness like never before.

When it comes to product development, we judge ourselves by our ability to explore both the familiar and the new in the pursuit of great American motorcycles.

Delighting Customers

Delighting customers and exceeding their expectations is serious business for Harley-Davidson. And seriously fun.

Delight can be found in the perfect new Genuine chrome accessory from Parts and Accessories, or the great new leather jacket or dynamite kid's bicycle from General Merchandise. It comes in the form of the financing and insurance package from Harley-Davidson Financial Services that simplifies the process of owning a dream bike.

Delight appears whenever someone rides away on their new motorcycle for the very first time, or at someone's 20th H.O.G.® rally. It's there in the bond that develops between father and son on their first thousand-mile motorcycle trip together through the great northern prairies. It occurs in salutations all across the land whenever two Harley motorcycles pass.

Every day, in every way, the employees, leaders and dealers of Harley-Davidson continue to focus on delighting customers and exceeding their expectations.

Operational Excellence

The road to lifelong customers winds through each of our facilities, each day of the year. It's here — in our manufacturing plants, on our assembly lines, in our product development studios and corporate offices — that we strive to deliver excellence and value at every turn. Because no matter how good something gets, there's always better. And "better" is the watchword behind Operational Excellence.

Operational Excellence challenges employees, suppliers and work teams to constantly seek better ways to do things. It guides our continual drive to improve quality, eliminate waste and its costs, and enhance affordability and value. It figures prominently in our ability to bring new products and services to market more quickly and to respond more flexibly to changes in customer preferences.

Great journeys present opportunities to see the world in a whole new light. Through Operational Excellence, Harley-Davidson continually discovers better ways to deliver value.



"To the outside world, the result might seem effortless, but creating motorcycles for dedicated riders is a great challenge and a great source of satisfaction. The simple solutions are usually the most difficult to discover but are also the most rewarding."

Louie Netz

VICE PRESIDENT, DIRECTOR OF STYLING
HARLEY-DAVIDSON MOTOR COMPANY

"Marketing and product development are so intertwined at Harley-Davidson that it's hard to say where one ends and the other begins. That's one reason our motorcycles get the response they do from riders. It also keeps us intensely focused on fulfilling customers' dreams in everything else we do."

Joanne Bischmann

VICE PRESIDENT, MARKETING
HARLEY-DAVIDSON MOTOR COMPANY

Attention. Inspiration. Perspiration.

Year-in and year-out, Harley-Davidson's knack for developing market-leading motorcycles turns on three basics. First, we pay attention to the market. Whether at Sturgis, South Dakota, Faaker See, Austria or the local gas pump, the people who design, build and market Harley-Davidson motorcycles are out there with the entire riding universe, experiencing life on two wheels. This street wisdom – combined with an innate sense for the right look, sound and feel – produces the inspiration that stokes product development. And inspiration leads to the pure sweat equity that goes with turning creative invention into reality.

"In July, we introduced eight new motorcycle models on the same day. It's a remarkable achievement, but that's what is possible when you combine the extremely talented motorcycle [illegible] execution and facilities expansions that have given [illegible] capabilities."





"A vast majority of our customers [illegible] to customize is a key reason [illegible] son motorcycle and why they keep [illegible] at being 'first to market' with an [illegible] accessories and performance parts adds [illegible] and connects us with customers in unpa[illegible]

Ron Hutchinson
VICE PRESIDENT, PARTS AND ACCESSORIES
HARLEY-DAVIDSON MOTOR COMPANY

There's a Reason They're Called *Custom*ers.

Look no farther than the next Harley-Davidson motorcycle you come across and you'll see a fundamental truth: Harley riders just have to express themselves. For some, a few choice chrome pieces spell magic. For others, customizing goes to the core of their being and gives voice to their creative expression in a never-ending passion. It's a big part of the reason why they ride.

When it comes to personalization, Harley-Davidson, with more than 5,500 different Genuine Motor Accessories—20% of them new in 2004—puts customers in a league of their own.

First Place Finish

EVENT:

Club H.O.G. XX Custom Ride-In Show

BANNER:

Best Use of Genuine Motor Parts and Genuine Motor Accessories

MODEL:

2001 Fat Boy

ACCESSORIES:

Too numerous to list

Jeff Gaines,

HARLEY-DAVIDSON CUSTOMER

First Motorcycle

MODEL:

2005 Harley-Davidson Sportster 1200 Custom

ACCESSORIES INCLUDE:

Road Winder wheels, flame heated hand grips, auxiliary lighting kit, leather saddlebags

Angie Hess,

HARLEY-DAVIDSON CUSTOMER





Steve Werner
HARLEY OWNERS GROUP MEMBER SINCE 1984
WORTH, ILLINOIS

Rogy [illegible]lke
HARLEY OWNERS GROUP MEMBER SINCE 2004
VIENNA, AUSTRIA

Brad Caryery
HARLEY OWNERS GROUP MEMBER SINCE 1994
WINNIPEG, MANITOBA

Getting ready to ride:
H.O.G. Rally Coordinator Training, Florida Keys

"Our riders are our lifeline. They let us know when we [illegible] and what we can do better. And because we [illegible] them at rides and events, we [illegible] they speak. I believe [illegible] as an organization."



Winter Break with the Family.

Every January, dozens of Harley Owners Group® members take a break from their regular jobs to gather with the family—the Harley-Davidson family. They have been chosen as H.O.G. Rally Coordinators by their fellow members and in the coming months, they will focus intently on staging the annual H.O.G. rally in their respective states and far-away lands.

So they come to where the sun is warm to ride and to learn the ins and outs of putting on outstanding rallies and events. We learn a lot from them too: about member preferences; about product reactions; about favorite highways. And when everyone returns home, we're all the wiser and closer, as families should be.


HARLEY
DAVIDSON

"Taking time out from the ride to chase shore birds, Padre Island National Seashore, Texas"

Blaine and Robbin Lee with son, Cameron

HARLEY-DAVIDSON CUSTOMERS

Riders Dream in Color.

Riders dream in many colors: their favorite motorcycle paint scheme; a brilliant sunset reflected in chrome; the yellow line on a remote stretch of blacktop; all the colors in the MotorClothes® apparel collection.

Harley-Davidson has long brought riding gear to customers that's unmatched for function and raw power of form. However, Harley-Davidson General Merchandise, including MotorClothes apparel, also provides thousands of points of entry to the Harley-Davidson world for people of all ages. Our extensive line of apparel, branded products and collectibles drills into the psyche, fuels dreams and desires, and inspires the nomad in us all.

"Harley-Davidson General Merchandise is about connecting with customers at all levels. Out on the road, MotorClothes apparel allows for unmatched self-expression in functional riding gear. And our fashion apparel and our branded products let our individuality shine through us before — and after — the ride."

Ruth Crowley

"You might think it's impossible to improve quality, safety, productivity and flexibility, and reduce cost all at the same time, but we're getting more skilled at it every day. It's a necessity in order to respond to a changing market where customers have more choices than ever."

Roy Coleman
VICE PRESIDENT, ADVANCED OPERATIONS
HARLEY-DAVIDSON MOTOR COMPANY

"Cost" is a Four-Letter Word.

Harley-Davidson has been in this business long enough to understand the value of a well spent dollar. And putting dollars to sound use explains a lot about our success, about our disdain for unnecessary cost and about Operational Excellence.

Simply put, Operational Excellence is the relentless, methodical, daily push to minimize waste and variability. When you do that, interesting things start to occur, like leaner processes which yield higher quality and greater flexibility. Cost comes out of the system. Customer satisfaction grows.

The practice of Operational Excellence is driving solid results in products and services, and at the bottom line.

"Operational Excellence is a key enabler to earnings growth. Over time, the small daily improvements really add up. In 2004, we met some very aggressive annual goals for cost, quality and productivity improvement through Operational Excellence."

Rod Copes
VICE PRESIDENT AND GENERAL MANAGER,
PILGRIM ROAD POWERTRAIN OPERATIONS
HARLEY-DAVIDSON MOTOR COMPANY

"Speaking on behalf of our local, we feel strongly that the success of Operational Excellence depends on getting all employees throughout the Company involved in waste reduction efforts not just on the factory floor. This will help secure our collective future."

Jim Wheiland
PACE LOCAL 7-0209 VICE PRESIDENT

We ride with you...

toward new

Somewhere in the world, right now, a Harley-Davidson motorcycle heads down a stretch of two-lane, miles of experiences in the rearview mirrors, the horizon ahead. So, too, is Harley-Davidson, Inc. on the road, learning from experience, building on success.

Harley-Davidson is fully engaged in an ongoing journey to deepen relationships, expand our reach and add meaning to the call of wide-open spaces. It's a journey that requires respect for traditions, mixed with a healthy dose of nonconformity in how we look at the future.

Welcome to our stretch of highway.

horizons.

Knowing Our Customers

Every Harley-Davidson motorcycle owner—past, present or future—filters the journey through their own unique prism. All share a certain passion. Yet no two individuals feel Harley-Davidson in exactly the same way.

So when it comes to knowing customers, Harley-Davidson takes nothing for granted. And we never stop learning. That's because the more we understand about rider preferences and the better we reflect the diversity of society in our actions, the more successful we will be. From casual roadside conversations with riders and what we learn at rider events, to more structured marketing research or the courses our dealers take at Harley-Davidson University, Harley-Davidson is committed to knowledge—of what works well and what can work better.

At the highest levels of the Company and throughout the organization, 2004 was a year in which we examined old assumptions, tested new ones and challenged long-held wisdom. It was a year for refining business strategies and defining new ones, all to reach the market in authentically Harley-Davidson ways.

International Experience

From Europe to Asia, and the Americas to Australia, Harley-Davidson is on the move.

Through market-specific knowledge, products and programs, we're growing Harley-Davidson's presence in each of the more than 60 countries where the Company does business. In Europe, Harley-Davidson and Buell motorcycles are turning up new enthusiasts who appreciate the fine points of a well-carved curve or the power of customization. In Japan, Harley-Davidson's market share continues to lead the heavyweight motorcycle category. And we're busy laying the groundwork to sell Harley-Davidson and Buell motorcycles in new corners of the world.

Wherever you go, Harley-Davidson dealers are a key part of the reason behind Harley-Davidson's success. Simply put, great retail experiences have a profound influence on rider loyalty. That's why we continue to help dealers strengthen their retail operations, at home and abroad, to ensure that customers have consistently outstanding experiences.

Harley-Davidson's ability to connect in meaningful ways with riders everywhere is leading toward a future of growing international significance.

Growing the Family

Take a good look at where Harley-Davidson's customers come from and you'll understand our excitement about where we're going. Once again in 2004, one out of every two buyers of a new Harley-Davidson motorcycle was new to the brand.

New riders come to Harley-Davidson through the Rider's Edge® New Rider Course. Thousands buy a first Harley after getting a taste through Harley-Davidson® Authorized Rentals, which served nearly 100,000 customers in 2004. Many finance and insure their first Harley-Davidson or Buell® motorcycle through Harley-Davidson Financial Services, which made more than 135,000 retail motorcycle loans in 2004.

For Harley-Davidson, the journey ahead is a place for creating new experiences that engage riders, heart and soul. It's a journey that attracts anyone who yearns for the sanity that lies in getting away from it all, if only for an hour. It's a journey that belongs to everyone who seeks a route to personal fulfillment, by whatever terms they define it.

When someone buys a motorcycle, they're buying the journey of a lifetime. Never underestimate the power of a road trip.

Acts of Individualism, One State of Mind.

They come from all walks of life, each with their own idea of what makes for great riding. What they share is a spirit of adventure, the sensory overload that's the wind in your face, the freedom that goes with the next bend in the road. Some may come from a competitor's motorcycle, some from the passenger seat, others are new to riding altogether. It took years for some, a split second for others. Together, they're united in that state of mind called Harley-Davidson.

Full fledged member of the [illegible] *club. Owns 2003,* [illegible] *Harley-Davidson* [illegible]

[illegible]



[illegible] motorcycling [illegible]

Michele Dawson

HARLEY-DAVIDSON CUSTOMER

[illegible] up on husband Bill's bike. [illegible] Now rides her own [illegible] and is having a blast.

[illegible] Scarsdale

HARLEY-DAVIDSON CUSTOMER



[illegible]here's No Substitute for Experiences.

How about 18,427 experiences [illegible] just for starters?

That's the size of the Harley-Davidson Rider's [illegible] New Rider Course Class of 2004, newly trained [illegible] ready to write their own chapters in the open [illegible] book of rider lore.

Or how about the 224,134 days in 2004 alone that riders rented Harley-Davidson motorcycles at dealerships, whether in pursuit of vacation per[illegible], a mind-clearing day out of the office or [illegible] test ride?

But we're just getting started.

[illegible] Davidson has always [illegible] great [illegible]

Davi[illegible]
help grow[illegible]
Great moto[illegible]
one poten[illegible]

"Rider's E[illegible] a terrifi[illegible]
[illegible]mpany and deal[illegible]
on how people become rid[illegible]
leadership in the business[illegible]

Lara Lee

VICE PRESIDENT, DESTINATIO[illegible]
HARLEY-DAVIDSON MOTOR CO[illegible]

"'Learning to ride changed my life' is something I hear all the time. The best part of my job is the unity. Students see how we are a family and want to be part of it. They know it's all real — no fake smiles."

Tony Fernandez

[illegible]

[illegible]

Jesus Perez

RIDER'S EDGE GRADUATE



"We clearly see the results of our hands-on approach to distribution and customer relationships. In our first year as distributor in Spain, we consolidated and upgraded the dealer network and saw Harley-Davidson and Buell motorcycle sales volume rise 19%."

John Russell
VICE PRESIDENT AND MANAGING DIRECTOR, EUROPE
HARLEY-DAVIDSON MOTOR COMPANY

International Curb Appeal.

Whether at a pedestrian crossing or in a blur of motion across six continents, our motorcycles have always turned heads. But the appeal to international riders is based on more than looks alone.

In Europe, for example, Harley-Davidson and Buell products are striking a chord with riders who cut their teeth on Alpine switchbacks and for whom uncompromising engineering is a basic necessity of life. In 2004, Buell XB motorcycle sales in Europe soared more than 45 percent, the V-Rod® models were big sellers and nearly two thirds of our European customers bought a motorcycle from us for the first time.

We also happen to be Europe's leader in the custom bike category. It's our niche strategy at work, carving out opportunities to grow Harley-Davidson's long-term international performance.

The Buell Lightning CityX™ is turning up new enthusiasts around the world.

Paolo Giordano




"Our dealers are the front line, the first impression for countless numbers of customers. I'm constantly impressed by how dealers and their employees find new ways to engage newcomers and welcome them to the Harley-Davidson family."

Bill Dannehl

VICE PRESIDENT, NORTH AMERICAN SALES AND DEALER SERVICES
HARLEY-DAVIDSON MOTOR COMPANY

Enter Here.

Look no farther than just inside a dealer's front door to get a close look at Harley-Davidson's performance. If you think it's all about the motorcycles, think again.

Each day, people walk into a dealer's showroom in search of a hot-looking motorcycle or jacket, only to emerge with new perspectives on their priorities in life. That's because Harley-Davidson dealers are really in the long-term relationships business. And no matter where a person comes from, the dealer is a critical connection who binds the Harley-Davidson family together.




HARLEY-DAVIDSON

"I can sum up our success in two words: community and commitment. We make it a priority to be a visible, involved part of the riding community and the community at large. And we're committed, every day of the year, to learn some new way to exceed a customer's expectations."

Richard Noyes

DEALER, CAROLINA COAST HARLEY-DAVIDSON AND NEW RIVER HARLEY-DAVIDSON SHOP



Motorcycle orientation
Harley-Davidson media event, Summer 2004



"The reasons women aspire to ride our motorcycles tend to be the same as men's, but we tend to make decisions differently, especially when it comes to major purchases. That's why Harley-Davidson's outreach efforts to women and other customer segments focus on the differences that make a difference."

Kathleen Lawler
VICE PRESIDENT, COMMUNICATION
HARLEY-DAVIDSON MOTOR COMPANY

Full Press Court.

In a diverse world, motorcycling belongs to anyone who seeks its freedom, adventure and escape. One of the ways we help newcomers understand the Harley-Davidson experience is with communication initiatives custom designed for emerging customer segments. In 2004 Harley-Davidson created a series of unconventional media events to court a diverse press and their respective audiences. We held two events for leading national women's media, another for journalists representing African American media and yet another for key Hispanic media. We also hosted our first ever new motorcycle launch solely dedicated to female moto-journalists.

Harley-Davidson's 19 years of record growth are in part the result of challenging convention, often in simple ways. Make no mistake—we intend to keep it up.



"Harley-Davidson's mission is to fulfill dreams through the experiences of motorcycling. We also help fulfill dreams in the community, through the Harley-Davidson Foundation."

Jim Ziemer

PRESIDENT, HARLEY-DAVIDSON FOUNDATION
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
HARLEY-DAVIDSON, INC.
CEO ELECT, HARLEY-DAVIDSON, INC.

The Road to Possibility.

Throughout its storied history, Harley-Davidson has remained vitally connected to its neighbors, reaching out with a big heart and a helping hand. Together, Harley-Davidson, its employees and its dealers strive to open new roads to possibility in their communities, providing resources to enable others to lead independent, rewarding lives.

In 2004, the Harley-Davidson Foundation made $3 million in grants to fund community revitalization, education, arts and culture, environmental and health initiatives, and veterans initiatives. We also reached a milestone as a national sponsor of the Muscular Dystrophy Association, raising more than $50 million over our 24 years of involvement with the MDA.



arley-Davidson has a long and ...ud kinship with the people who serve ...n the Armed Forces. The Company ...eceived a prestigious Freedom Award ...n 2004, recognizing Harley-Davidson's ...upport of employees called to active ...uty. And Harley-Davidson's ...ponsorship of Milwaukee's Veterans Day Parade, its funding of the Vietnam ...terans Traveling Wall and its gift ...o the World War II Memorial on the National Mall are among the ways ...he Company honors the service and ...acrifices of veterans.



"We ride with you."

"Those are four simple words that hold enormous power in the way they speak about our involvement with riders and the way we do business.

I've had the extreme good fortune to be able to dedicate my life to two great passions Harley Davidson motorcycles, and the world of art and design. It's humbling to realize that what we do in the styling studio can have such an impact on riders' experiences from the look, to the feel, both functionally and emotionally.

I truly believe that we connect with riders by being riders."

Willie G. Davidson

SENIOR VICE PRESIDENT AND CHIEF STYLING OFFICER
HARLEY DAVIDSON MOTOR COMPANY

2004 Financial Report

Financial Performance

In 2004, the Company's net revenue and net income grew 8.5 percent and 16.9 percent, respectively, making 2004 the 19th consecutive year of records for these categories. Net revenue of just over $5.0 billion was $391 million higher than in 2003, while 2004 net income of $890 million was $129 million higher than last year.

Revenue from sales of Harley-Davidson® motorcycles grew to over $3.9 billion in 2004, an increase of 8.5 percent over 2003. Buell motorcycle revenue of $79 million was up 3.9 percent. Revenue from Genuine Parts and Accessories in 2004 totaled $782 million, a 9.7 percent increase over the previous year, and General Merchandise revenue was $224 million, an increase of 5.8 percent compared to 2003.

Harley-Davidson continues to effectively manage its balance sheet and realized a return on average equity (ROE) of 28.8 percent. The Company has maintained an ROE over 20 percent every year for more than a decade.

The Company's share price increased 27.8 percent during 2004 and outperformed the S&P 500, which was up 10.9 percent. The Company increased its dividend for the 12th consecutive year in 2004 and more than doubled dividends paid compared to 2003. Since Harley-Davidson, Inc. became a public company in 1986, shareholders have enjoyed a compound annual growth rate of over 31 percent, along with five 2-for-1 stock splits.

HARLEY-DAVIDSON MOTORCYCLES

Worldwide retail registrations of Harley-Davidson motorcycles grew 6.3 percent and exceeded the worldwide market growth rate for heavyweight motorcycles for the sixth year in a row.

In North America, 2004 retail registrations of Harley-Davidson motorcycles increased 7.4 percent over 2003. In Europe, registrations of Harley-Davidson motorcycles decreased 1.7 percent percent, and in the Asia/Pacific region, where the major markets are Japan and Australia, retail registrations of Harley-Davidson motorcycles increased 2.8 percent over 2003.

In 2004, Harley-Davidson motorcycle shipments were a record 317,289 units, up 9 percent over 2003. This shipment increase and growing worldwide demand allowed Harley-Davidson motorcycles to achieve a greater than 30 percent share of the worldwide heavyweight market.

Looking to 2005, the Company expects demand for its products to continue to grow. As a result, the Company set a production target of 339,000 Harley-Davidson motorcycles. To ensure ongoing leadership, Harley-Davidson will continue to introduce exciting new products and services that appeal to a diverse and growing motorcycle enthusiast population.

HARLEY-DAVIDSON FINANCIAL SERVICES

Harley-Davidson Financial Services (HDFS) continued an 11-year run of strong earnings growth. Operating income increased from $168 million in 2003 to $189 million in 2004 as HDFS benefited from its increased wholesale and retail lending and strong market share.

Harley-Davidson, Inc. vs. Standard & Poor's 500 Composite Index


(in dollars)
20,000
10,000
0
105 124 87
119 242 88
151 374 89
141 367 90
178 852 91
185 1,433 92
198 1,687 93
195 2,150 94
261 2,216 95
313 3,621 96
408 4,194 97
515 7,280 98
614 9,821 99
551 12,178 00
480 16,629 01
369 14,151 02
482 14,618 03
535 18,813 04
S&P 500
H-D

18-YEAR COMPARISON OF YEAR-END VALUE OF $100 INVESTED DECEMBER 31, 1986

HARLEY-DAVIDSON MOTORCYLE
Worldwide Shipments



(units in thousands)
95.8
105.1
118.8
132.3
150.8
177.2
204.6
234.5
263.7
291.1
317.3
350
300
250
200
150
100
50
0
94
95
96
97
98
99
00
01
02
03
04
DOMESTIC
INTERNATIONAL

BUELL MOTORCYLE
Worldwide Shipments



(units in thousands)
1.4
2.8
4.4
6.3
7.8
10.2
9.9
10.9
10.0
9.9
12
9
6
3
0
95
96
97
98
99
00
01
02
03
04
DOMESTIC
INTERNATIONAL

HARLEY-DAVIDSON, INC.
Net Revenue



(dollars in millions)
1,159
1,351
1,531
1,763
2,064
2,453
2,943
3,407
4,091
4,624
5,015
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
94
95
96
97
98
99
00
01
02
03
04

10-YEAR CAGR: 15.8%   CAGR = Compound Annual Growth Rate

HARLEY-DAVIDSON, INC.
Net Income from Continuing Operations



(dollars in millions)
96
111
143
174
214
267
348
438
580
761
890
1,000
900
800
700
600
500
400
300
200
100
0
94
95
96
97
98
99
00
01
02
03
04

10-YEAR CAGR: 24.9%

WORLDWIDE
Parts and Accessories Net Revenue


(dollars in millions)
900
800
700
600
500
400
300
200
100
0
162.0
192.1
210.2
241.9
297.1
362.6
450.3
509.6
629.2
712.8
781.6
94
95
96
97
98
99
00
01
02
03
04

10-YEAR CAGR: 17.0%

WORLDWIDE
General Merchandise Net Revenue


(dollars in millions)
270
240
210
180
150
120
90
60
30
0
94.3
100.2
90.7
95.1
114.5
132.7
151.4
163.9
231.5
211.4
223.7
94
95
96
97
98
99
00
01
02
03
04

10-YEAR CAGR: 9.0%

2004 WORLDWIDE
Net Revenue by Product Line

(dollars in millions)


HARLEY-DAVIDSON MOTORCYCLES 78.3%
PARTS & ACCESSORIES 15.6%
GENERAL MERCHANDISE 4.5%
BUELL MOTORCYCLES 1.6%

HARLEY-DAVIDSON MOTORCYCLES	$3,928.2
PARTS AND ACCESSORIES	781.6
GENERAL MERCHANDISE	223.7
BUELL MOTORCYCLES	79.0
OTHER	2.7
TOTAL NET REVENUE	$5,015.2

2004 WORLDWIDE
Net Revenue by Region

(dollars in millions)


UNITED STATES 81.7%
EUROPE 9.5%
JAPAN 3.9%
CANADA 2.7%
REST OF WORLD 2.2%

UNITED STATES	$4,097.9
EUROPE	478.0
JAPAN	192.7
CANADA	136.7
REST OF WORLD	109.9
TOTAL NET REVENUE	$5,015.2

HARLEY-DAVIDSON, INC.

Capital Expenditures



(dollars in millions)
350
300
250
200
150
100
50
0
89
113
179
186
183
166
204
290
324
227
214
94
95
96
97
98
99
00
01
02
03
04

HARLEY-DAVIDSON, INC.

Return on Equity (ROE)[1]



(percentage)
40
30
20
10
0
25.4
23.9
24.8
23.4
23.0
24.4
27.1
27.7
29.1
29.3
28.8
94
95
96
97
98
99
00
01
02
03
04

(1)ROE = Net Income / Average Shareholders' Equity

HARLEY-DAVIDSON, INC.

Dividends per Share



(in dollars)
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0
0.035
0.045
0.055
0.068
0.078
0.088
0.098
0.115
0.135
0.195
0.405
94
95
96
97
98
99
00
01
02
03
04

10-YEAR CAGR: 27.7%

HARLEY-DAVIDSON, INC.

Year-End Stock Prices



(in dollars, adjusted for splits)
80
70
60
50
40
30
20
10
0
7.00
7.19
11.75
13.63
23.69
32.03
39.75
54.31
46.20
47.53
60.75
94
95
96
97
98
99
00
01
02
03
04

10-YEAR CAGR: 24.1%

NORTH AMERICA

2004 651+ cc Motorcycle Registrations: H-D vs. Industry



H-D MOTORCYCLES
INDUSTRY
46.2 47.2 47.2 48.2 47.2 47.7 44.6 43.9 46.4 48.1 48.2 %
(units in thousands)
150.4 163.1 182.7 206.1 246.2 297.9 365.4 422.8 475.0 495.4 530.8
69.5 77.0 86.3 99.3 116.1 142.0 163.1 185.6 220.1 238.2 255.8
600 550 500 450 400 350 300 250 200 150 100 50 0
94 95 96 97 98 99 00 01 02 03 04
MARKET SHARE
HARLEY-DAVIDSON 48.2%
HONDA 18.8%
SUZUKI 10.5%
YAMAHA 9.3%
KAWASAKI 6.9%
BMW 2.3%
OTHER 4.0%
Market Share for Harley-Davidson includes U.S.A. and Canada.
Data provided by R.L. Polk & Company (1994-1995), Motorcycle Industry Council (MIC) (1996-2004). MIC revised its figures for '96, '97, and '00; Canada: Moped & Motorcycle Industry of Canada.

EUROPE

2004 651+ cc Motorcycle Registrations: H-D vs. Industry



H-D MOTORCYCLES*
INDUSTRY
7.1 7.2 6.7 6.1 5.9 5.9 6.9 7.1 7.1 8.1 7.7 %
(units in thousands)
201.9 232.7 251.0 282.4 308.0 348.0 338.9 319.9 331.8 323.1 336.2
14.4 16.7 16.8 17.2 18.1 20.5 23.2 22.8 23.5 26.3 25.9
400 350 300 250 200 150 100 50 0
94 95 96 97 98 99 00 01 02 03 04
MARKET SHARE
YAMAHA 17.3%
BMW 15.5%
HONDA 15.4%
KAWASAKI 13.7%
SUZUKI 12.6%
HARLEY-DAVIDSON 7.7%
DUCATI 5.1%
TRIUMPH 4.0%
OTHER 8.7%
Market Share for Harley-Davidson and industry data for '95-'04 includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and United Kingdom.
Market Share for Harley-Davidson and industry data for 1994 includes Austria, Belgium, France, Germany, Italy, Netherlands, Spain, Switzerland, and United Kingdom
Data provided by Giral S.A.
*H-D unit column not to scale

ASIA/PACIFIC

2004 651+ cc Motorcycle Registrations: H-D vs. Industry



H-D MOTORCYCLES
INDUSTRY
19.4 20.1 21.9 16.4 14.8 18.5 19.5 20.4 21.3 25.8 25.3 %
(units in thousands)
39.1 39.4 37.4 58.9 69.2 63.1 62.7 62.1 63.9 58.9 61.9
7.6 7.9 8.2 9.7 10.3 11.6 12.2 12.7 13.6 15.2 15.6
80 60 40 20 0
94 95 96 97 98 99 00 01 02 03 04
MARKET SHARE
HARLEY-DAVIDSON 25.3%
HONDA 19.7%
KAWASAKI 13.3%
YAMAHA 11.7%
SUZUKI 9.3%
BMW 6.8%
DUCATI 5.7%
OTHER 8.2%
Market Share for Harley-Davidson includes Japan and Australia
Data provided by Australian Bureau of Statistics (ABS), ERG International, Japan Automobile Importers Association and Industry Sources.

Harley-Davidson, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations

Harley-Davidson, Inc. is the parent company for the group of companies doing business as Harley-Davidson Motor Company (HDMC), Buell Motorcycle Company and Harley-Davidson Financial Services (HDFS). HDMC produces heavyweight motorcycles and offers a complete line of motorcycle parts, accessories, apparel and general merchandise. HDMC manufactures five families of motorcycles: Touring, Dyna Glide, Softail,® VRSC and Sportster.® Buell Motorcycle Company produces sport motorcycles, including five v-twin XB models and the single-cylinder Buell® Blast.® Buell also offers a line of motorcycle parts, accessories, apparel and general merchandise. HDFS provides wholesale and retail financing and insurance programs primarily to Harley-Davidson/Buell dealers and customers. The Company operates in two principal business segments: Motorcycles and Related Products (Motorcycles) and Financial Services (Financial Services).

Overview[1]

The Company's 19 years of record revenues and earnings since its initial public stock offering in 1986 are the result of a combination of factors. These include the ability to deliver new products to market, attract new customers, retain existing customers and expand capacity in a responsible way. Unique marketplace events have also created special growth opportunities for Harley-Davidson.

The Company believes that demand for Harley-Davidson® motorcycles grows at an average core rate of 7% to 9% per year. However, in many of the 19 years since 1986, the Company's growth has exceeded this core rate driven by a rapidly growing heavyweight motorcycle market, the stock market bubble of the mid-and late-1990s, including its associated wealth effect and more recently, the Company's 100th Anniversary. The Company's growth since 1986 required several factory expansions, which provided it with the opportunity to thoroughly modernize its facilities, resulting in improved productivity, quality and manufacturing margins.

In 2004, the Company shipped 317,289 Harley-Davidson motorcycle units or 9% more than in 2003. The Company expects unit shipments to grow approximately 7% in 2005 with an annual shipment target of 339,000 Harley-Davidson units. The Company believes that these growth rates are consistent with the core growth rate for Harley-Davidson motorcycles and support its longer term goal to satisfy demand for 400,000 Harley-Davidson units in 2007. The Company also expects that by continuing to offer innovative products and services and by driving productivity gains in all facets of its business, it will achieve earnings growth rates in the mid-teens for the foreseeable future.[1]

The "% Change" figures included in the "Results of Operations" section have been calculated using unrounded dollar amounts and may differ from calculations using the rounded dollar amounts presented.

Results of Operations 2004 Compared to 2003

OVERALL

Net revenue for 2004 totaled $5.02 billion, a $390.9 million or 8.5% increase over 2003. Net income for 2004 was $889.8 million compared to $760.9 million in 2003, an increase of 16.9%. Diluted earnings per share for 2004 was $3.00 on 296.9 million weighted-average shares outstanding, compared to $2.50 on 304.5 million weighted-average shares outstanding in 2003, an increase in earnings per share of 20.0%.

The Company paid dividends in 2004 of $.08 per share in March, $.10 per share in June and September and $.125 per share in December. The aggregate annual dividend paid in 2004 was $.405 per share, representing a 108% increase over the aggregate annual dividend of $.195 per share in 2003.

MOTORCYCLE UNIT SHIPMENTS AND NET REVENUE

The following table includes wholesale motorcycle unit shipments and net revenue for the Motorcycles segment for 2004 and 2003:

(dollars in millions)	2004	2003	INCREASE (DECREASE)	% CHANGE
Motorcycle Unit Shipments				
Touring motorcycle units	93,305	82,577	10,728	13.0%
Custom motorcycle units*	154,163	151,405	2,758	1.8
Sportster motorcycle units	69,821	57,165	12,656	22.1
Harley-Davidson motorcycle units	317,289	291,147	26,142	9.0
Buell motorcycle units	9,857	9,974	(117)	(1.2)
Total motorcycle units	327,146	301,121	26,025	8.6%
Net Revenue				
Harley-Davidson motorcycles	$3,928.2	$3,621.5	$306.7	8.5%
Buell motorcycles	79.0	76.1	2.9	3.9
Total motorcycles	4,007.2	3,697.6	309.6	8.4
Parts & Accessories	781.6	712.8	68.8	9.7
General Merchandise	223.7	211.4	12.3	5.8
Other	2.7	2.5	0.2	8.0
Net revenue	$5,015.2	$4,624.3	$390.9	8.5%

**Custom motorcycle units, as used in this table, includes Softail, Dyna Glide, VRSC and other custom models.*

The increase in net revenue for the Motorcycles segment during 2004 was driven by the $306.7 million or 8.5% increase in Harley-Davidson motorcycle net revenue. Harley-Davidson motorcycle revenue was higher primarily as a result of the 9.0% increase in units shipped. Harley-Davidson motorcycle revenue also benefited from changes in foreign currency exchange rates, which resulted in $46.4 million of higher revenue during 2004. However, the benefit from exchange rates was offset by lower revenue due to changes in product mix and lower average wholesale prices, as discussed below.

During 2004, Harley-Davidson motorcycle revenue was impacted by changes in product mix related primarily to an increase in the percentage of shipments consisting of lower-priced Sportster motorcycles and a decrease in the percentage of shipments consisting of more expensive Custom motorcycles. Sportsters are an important part of the Company's strategy to attract new customers to the Harley-Davidson family. The Company introduced a completely redesigned family of Sportster models in September 2003, and demand for the redesigned models has continued to drive increases in Sportster shipments throughout 2004. The percentage of shipments consisting of Sportster motorcycles was 22.0% in 2004, up from 19.6% in 2003. As a result, the percentage of shipments consisting of Custom motorcycles has also been impacted during 2004. The Company expects that the mix of Sportster motorcycles will continue to be in the range of 20% to 25% of total units shipped over the longer term.[1]

Harley-Davidson motorcycle revenue was also impacted by changes in average wholesale prices. Wholesale prices on the 2004 models reflected the elimination of 100th Anniversary special edition features and, as a result, were slightly lower than the wholesale prices for the 100th Anniversary models sold during 2003. Wholesale prices on 2005 model year motorcycles were approximately 0.5% higher than model year 2004 prices. However, the positive revenue impact from the 2005 model year price increase only partially offset the impact of the lower 2004 model year pricing.

During 2004, net revenue from Parts and Accessories (P&A) totaled $781.6 million, a 9.7% increase over 2003. P&A revenue growth in 2004 was driven by the increase in Harley-Davidson motorcycle shipments and also benefited from favorable changes in foreign currency exchange rates. On a long-term basis, the Company expects the growth rate for P&A revenue to be slightly higher than the growth rate for Harley-Davidson motorcycle units.[1]

General Merchandise revenue during 2004 was $223.7 million, up 5.8% over 2003. The Company expects that the long-term growth rate for General Merchandise revenue will be lower than the growth rate for Harley-Davidson motorcycle units.[1]

HARLEY-DAVIDSON RETAIL MOTORCYCLE SALES

The Company's wholesale motorcycle unit shipments are retailed through an independent worldwide dealer network. Retail sales of the Company's Harley-Davidson motorcycles in 2004 were up 7.1% in the United States. Retail sales of Harley-Davidson motorcycles also grew in most of the Company's major international markets. However, overall retail sales in Europe during 2004 decreased 1.7% when compared to 2003.

In response to current market conditions and the strength of European currencies, the Company reduced its wholesale and suggested retail prices on select motorcycle families across Europe in early 2005.

Retail sales data for the heavyweight motorcycle industry in the U.S., Canada, Europe and Japan are provided in the following table.

MOTORCYCLE RETAIL REGISTRATIONS

Year-to-date Heavyweight (651+cc).

(units in thousands)	2004	2003	% CHANGE
United States[a]			
Harley-Davidson models only	244.5	228.4	7.1 %
Industry	494.0	461.2	7.1 %
Canada[b]			
Harley-Davidson models only	11.3	9.9	14.3 %
Industry	36.7	34.3	7.1 %
Europe[c]			
Harley-Davidson models only	25.9	26.3	(1.7)%
Industry	336.2	323.1	4.1 %
Japan[d]			
Harley-Davidson models only	11.9	11.8	1.0 %
Industry	44.0	44.3	(0.6)%

(a) U.S. data provided by the Motorcycle Industry Council.

(b) Canada data provided by the Moped and Motorcycle Industry of Canada.

(c) Europe data provided by Giral S.A., includes retail sales in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and The United Kingdom.

(d) Japan data provided by Japan Automobile Importers Association.

GROSS PROFIT

Gross profit for 2004 totaled $1.90 billion, an increase of $234.0 million or 14.0% over 2003. Gross margin was 37.9% in 2004, up from 36.0% for 2003. During 2004, gross margin was positively impacted by lower production costs and changes in foreign currency exchange rates, which more than offset the impact of product mix changes discussed under "Net Revenue." In 2004, production costs were lower due to manufacturing efficiencies, but also benefited from a new and fully integrated Softail® factory in York, Pennsylvania. During the second half of 2003, the Company experienced higher costs and inefficiencies associated with the ramp-up of the new Softail factory. Finally, during 2004, changes in foreign currency exchange rates resulted in $38.5 million of higher gross profit when compared to 2003.

Price increases in the metal markets during 2004 did not have a significant impact on the Company's gross profit. The majority of the metal market price increases were managed by the Company's suppliers. The Company incurred metal surcharges from some of its suppliers of approximately $9 million in 2004. The majority of the surcharge in 2004 was incurred during the fourth quarter and if similar surcharges continue in 2005 the Company's gross profit in 2005 could be impacted.(1) The Company will continue to closely monitor metal market prices in 2005.

FINANCIAL SERVICES

The following table includes the condensed statements of operations for the Financial Services segment (which consists of HDFS) for 2004 and 2003:

(in millions)	2004	2003	INCREASE	% CHANGE
Interest income	$102.2	$ 87.1	$ 15.1	17.4%
Income from securitizations	115.1	114.4	0.7	0.6
Other income	88.0	78.0	10.0	12.8
Financial services income	305.3	279.5	25.8	9.2
Interest expense	22.7	17.6	5.1	28.9
Operating expenses	94.0	94.0	—	—
Financial services expense	116.7	111.6	5.1	4.5
Operating income from financial services	$188.6	$167.9	$20.7	12.3%

The increase in operating income from Financial Services in 2004 was driven by continued strong marketplace acceptance of HDFS' finance and insurance products. During 2004, income from securitizations was up only slightly over 2003 as the increase in income on investment in retained securitization interests was mostly offset by lower gains on current year securitization transactions.

During 2004, income on investment in retained securitization interests was $56.8 million, an increase of $24.6 million over 2003, due primarily to better-than-anticipated performance on prior years' securitization transactions. During 2004, HDFS sold $1.9 billion of retail motorcycle loans through securitization transactions resulting in gains of $58.3 million. During 2003, HDFS sold approximately $1.7 billion of retail motorcycle loans resulting in gains of $82.2 million. The gain as a percentage of the amount of loans securitized was lower when compared with the prior year's gain due to rising market interest rates during 2004 and the cost of an enhanced dealer participation program that was introduced during the second quarter of 2004. Under HDFS' dealer participation program, HDFS pays Harley-Davidson dealers cash incentives for originating retail motorcycle loans.

Over the long term, the Company expects the HDFS operating income growth rate to be slightly higher than the Company's motorcycle unit growth rate.(1)

Changes in HDFS' allowance for credit losses during 2004 and 2003 were as follows:

(in millions)	2004	2003
Balance, beginning of period	$31.3	$31.0
Provision for credit losses	3.1	4.1
Charge-offs, net of recoveries	(4.1)	(3.8)
Balance, end of period	$30.3	$31.3

HDFS' periodic evaluation of the adequacy of the allowance for credit losses is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, and current economic conditions. HDFS believes the allowance is adequate to cover the losses of principal and accrued interest in the existing portfolio.

Included in charge-offs, net of recoveries are $3.7 million and $1.3 million of recoveries in 2004 and 2003, respectively, received by HDFS from HDMC. These recoveries relate to guarantees provided by HDMC on wholesale loans to independent European Harley-Davidson dealers.

OPERATING EXPENSES

The following table includes operating expenses for the Motorcycles segment and Corporate for 2004 and 2003:

(in millions)	2004	2003	INCREASE	% CHANGE
Motorcycles	$710.0	$668.7	$ 41.3	6.2%
Corporate	16.6	15.5	1.1	7.3
Total operating expenses	$726.6	$684.2	$42.4	6.2%

The increase in operating expenses in 2004 was driven by overall growth in the Motorcycles business combined with the Company's on-going investment in specific initiatives designed to support its growth objectives. Operating expenses, which include selling, administrative and engineering expenses, were 14.5% and 14.8% of net revenue for 2004 and 2003, respectively.

OTHER, NET

Other net expense was $5.1 million and $6.3 million in 2004 and 2003, respectively. Other, net expense consists primarily of charitable contributions in 2004 and 2003.

INVESTMENT INCOME, NET

Net investment income (excluding Financial Services interest income) in 2004 was $23.1 million, even with $23.1 million in 2003. In connection with the Company's capacity expansion efforts, $3.9 million of interest cost was capitalized during 2003; no amounts were capitalized during 2004.

CONSOLIDATED INCOME TAXES

The Company's effective income tax rate was 35.5% and 34.7.% during 2004 and 2003, respectively. The Company's effective income tax rate increased as pretax income grew faster than certain permanent tax differences. The Company expects that the income tax rate will be 35.5% during 2005.[1]

Results of Operations 2003 Compared to 2002

OVERALL

The Company's net revenue for 2003 totaled $4.62 billion, a $533.3 million, or 13.0%, increase over 2002. Net income for 2003 was $760.9 million compared to $580.2 million in 2002, an increase of 31.1%. Diluted earnings per share for 2003 was $2.50 on 304.5 million weighted-average shares outstanding compared to $1.90 on 305.2 million weighted-average shares outstanding in 2002, an increase of 31.6% in earnings per share.

The Company paid dividends in 2003 of $.035 per share in March, $.04 per share in June and September and $.08 per share in December. The aggregate annual dividend paid in 2003 was $.195 per share, representing a 44% increase over the aggregate annual dividend of $.135 per share in 2002.

MOTORCYCLE UNIT SHIPMENTS AND NET REVENUE

The following table includes wholesale motorcycle unit shipments and net revenue for the Motorcycles segment for 2003 and 2002:

(dollars in millions)	2003	2002	INCREASE (DECREASE)	% CHANGE
Motorcycle Unit Shipments				
Touring motorcycle units	82,577	70,713	11,864	16.8%
Custom motorcycle units*	151,405	141,769	9,636	8.5
Sportster motorcycle units	57,165	51,171	5,994	11.7
Harley-Davidson motorcycle units	291,147	263,653	27,494	10.4
Buell motorcycle units	9,974	10,943	(969)	(8.9)
Total motorcycle units	301,121	274,596	26,525	9.7%
Net Revenue				
Harley-Davidson motorcycles	$ 3,621.5	$ 3,161.0	$460.5	14.6%
Buell motorcycles	76.1	66.9	9.2	13.6
Total motorcycles	3,697.6	3,227.9	469.7	14.6
Parts & Accessories	712.8	629.2	83.6	13.3
General Merchandise	211.4	231.5	(20.1)	(8.7)
Other	2.5	2.4	0.1	n.m.
Net revenue	$4,624.3	$4,091.0	$ 533.3	13.0%

** Custom motorcycle units, as used in this table, includes Softail, Dyna Glide, VRSC and other custom models.*

The 13.0% increase in net revenue for the Motorcycles segment during 2003 was led by a $460.5 million, or 14.6%, increase in Harley-Davidson motorcycle net revenue. Harley-Davidson motorcycle revenue was driven by the 10.4% increase in Harley-Davidson motorcycle unit shipments, but also benefited from wholesale price increases, a slightly favorable product mix and favorable foreign currency exchange rates during 2003.

Wholesale motorcycle shipments during the first eight months of 2003 consisted of the Company's 100th Anniversary models as the Company completed its 14-month 100th Anniversary model year. Wholesale price increases for the 100th Anniversary models provided for higher average selling prices on units sold during the first half of 2003 when compared to the 2002 model year units sold in the first half of 2002. However, as a result of the extended 100th Anniversary model year, wholesale shipments of 100th Anniversary models, carrying the same pricing, occurred in the third quarters of both 2003 and 2002. Revenue in the fourth quarter of 2003 was only slightly impacted by the lower wholesale prices associated with the 2004 model year motorcycles.

During 2003, the Company experienced product mix changes both within and between its motorcycle families. Changes in product mix within the Company's motorcycle families generally resulted in higher revenue during 2003 when compared to 2002. The net result of mix changes between motorcycle families did not have a significant net impact on Harley-Davidson motorcycle revenue in 2003.

Foreign currency exchange rates had a favorable effect on Harley-Davidson motorcycle revenue of approximately $60 million in 2003, primarily as a result of stronger foreign currencies in Europe and Japan, when compared to 2002.

During 2003, net revenue from Parts and Accessories (P&A) totaled $712.8 million, a 13.3% increase over 2002. The 2003 increase in P&A revenue was driven primarily by higher motorcycle shipments. P&A revenue was positively impacted in 2003 and 2002 by sales of 100th Anniversary P&A products. Total P&A revenue for 2003 included $32.1 million from sales of 100th Anniversary P&A products compared to $34.0 million in 2002. Excluding the impact of 100th Anniversary revenue from both 2003 and 2002 the P&A revenue growth rate for 2003 is 14.4%.

General Merchandise revenue during 2003 was $211.4 million, down 8.7% from 2002. Sales from 100th Anniversary General Merchandise products accounted for $9.3 million of total General Merchandise revenue during 2003 compared to $52.2 million during 2002. Sales of 100th Anniversary General Merchandise were more heavily concentrated in 2002 in order to prepare the Company's independent dealers for the 14-month-long 100th Anniversary celebration. Excluding the revenue from the sale of 100th Anniversary products from both 2003 and 2002, the General Merchandise revenue growth rate for 2003 is 12.7%.

HARLEY-DAVIDSON RETAIL MOTORCYCLE SALES

The Company's wholesale motorcycle unit shipments are distributed through an independent worldwide dealer network. During 2003, growth in retail sales of the Company's Harley-Davidson motorcycles outpaced the heavyweight motorcycle (651+cc) industry in the U.S., Europe and Japan. Retail sales of the Company's Harley-Davidson motorcycles were up 8.8% in the United States for 2003. In Europe and Japan, retail sales of the Company's Harley-Davidson motorcycles were up 11.8% and 8.3%, respectively, during 2003. Retail sales information for the United States, Canada, Europe and Japan is as follows:

MOTORCYCLE RETAIL REGISTRATIONS (UNITS)

Year-to-date Heavyweight (651+cc).

(units in thousands)	2003	2002	% CHANGE
United States[a]			
Harley-Davidson models only	228.4	209.9	8.8 %
Industry	461.2	442.3	4.3 %
Canada[b]			
Harley-Davidson models only	9.9	10.2	(3.4)%
Industry	34.3	32.6	2.5 %
Europe[c]			
Harley-Davidson models only	26.3	23.5	11.8 %
Industry	323.1	331.8	(2.6)%
Japan[d]			
Harley-Davidson models only	11.8	10.9	8.3 %
Industry	44.3	47.9	(7.4)%

(a) *U.S. data provided by the Motorcycle Industry Council.*

(b) *Canada data provided by the Moped and Motorcycle Industry of Canada.*

(c) *Europe data, provided by Giral S.A., includes retail sales in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and United Kingdom.*

(d) *Japan data provided by industry sources.*

GROSS PROFIT

Gross profit in 2003 of $1.7 billion was $247.7 million or 17.5% higher than gross profit in 2002. The increase in gross profit is primarily related to the increase in net revenue. The gross profit margin was 36.0% in 2003 compared to 34.7% in 2002. The increase in gross margin in 2003 was driven by wholesale price increases on 2003 models, favorable motorcycle product mix and foreign currency exchange rates. Gross profit was higher in 2003 when compared to 2002 by approximately $38 million from foreign currency exchange rate changes to both revenue and costs.

FINANCIAL SERVICES

The following table includes the condensed statements of operations for the Financial Services segment for 2003 and 2002:

(in millions)	2003	2002	INCREASE	% CHANGE
Interest income	$ 87.1	$ 76.1	$ 11.0	14.4%
Income from securitizations	114.4	74.9	39.5	52.7
Other income	78.0	60.5	17.5	28.9
Financial services income	279.5	211.5	68.0	32.1
Interest expense	17.6	15.1	2.5	16.4
Operating expenses	94.0	92.2	1.8	2.0
Financial services expense	111.6	107.3	4.3	4.0
Operating income from financial services	$167.9	$104.2	$63.7	61.1%

The increase in Financial Services operating income in 2003 was driven by continued strong marketplace acceptance of HDFS' finance and insurance products and higher income from securitizations. The increase in income from securitizations was driven by increases in income on investment in retained securitization interests and higher gains on current year securitization transactions.

During 2003, income on investment in retained securitization interests was $32.2 million, an increase of $13.4 million over 2002, due primarily to better than anticipated performance on prior years' securitization transactions. During 2003, HDFS sold $1.7 billion of retail motorcycle loans through securitization transactions, resulting in gains of $82.2 million. During 2002, HDFS sold approximately $1.3 billion of retail motorcycle loans, resulting in gains of $56.1 million. The net gain as a percentage of the amount of loans securitized increased from 4.39% in 2002 to 4.70% in 2003 as HDFS continued to benefit from a favorable interest rate environment.

Changes in HDFS' allowance for credit losses during 2003 and 2002 were as follows:

(in millions)	2003	2002
Balance, beginning of period	$31.0	$28.7
Provision for credit losses	4.1	6.2
Charge-offs, net of recoveries	(3.8)	(3.9)
Balance, end of period	$31.3	$31.0

HDFS' periodic evaluation of the adequacy of the allowance for credit losses is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, and current economic conditions.

In 2003, charge-offs, net of recoveries included $1.3 million of recoveries received by HDFS from HDMC. These recoveries relate to guarantees provided by HDMC on wholesale loans to independent European Harley-Davidson dealers.

OPERATING EXPENSES

The following table includes operating expenses for the Motorcycles segment and Corporate for 2003 and 2002:

(in millions)	2003	2002	INCREASE	% CHANGE
Motorcycles	$668.7	$626.7	$42.0	6.7%
Corporate	15.5	12.6	2.9	22.6
Total operating expenses	$684.2	$639.3	$44.9	7.0%

Operating expenses, which include selling, administrative and engineering expenses, increased in connection with the Company's ongoing investment in initiatives designed to support its current and future growth objectives. However, the increase in 2003 was partially offset by lower net expenditures related to the Company's 100th Anniversary celebration as compared to 2002. The Company began its 14-month-long 100th Anniversary celebration during the third quarter of 2002 and net expenses associated with the celebration were most heavily concentrated in 2002. Comparatively, costs incurred during 2003 for the 100th Anniversary celebration were mostly offset by event proceeds and sponsorships. Operating expenses as a percent of net revenue were 14.8% and 15.6% for 2003 and 2002, respectively.

OTHER, NET

Other net expense was $6.3 million and $13.4 million in 2003 and 2002, respectively. The most significant component of other, net expense in 2003 was $4.5 million in charitable contributions. During 2002, the most significant components of other net expense were $7.1 million in losses on the disposal of fixed assets, $5.5 million in charitable contributions and $4.8 million in costs associated with environmental matters.

INVESTMENT INCOME, NET

Net investment income (excluding Financial Services interest income) in 2003 was $23.1 million compared to $16.5 million in 2002. The increase in net investment income resulted from higher average balances of cash and marketable securities during 2003 when compared to 2002. In connection with the Company's capacity expansion efforts, $3.9 million of interest cost was capitalized during 2003 compared to $2.7 million during 2002.

CONSOLIDATED INCOME TAXES

The Company's effective income tax rate was 34.7% and 34.5% during 2003 and 2002, respectively. The Company's effective income tax rate increased during 2003 as pretax income grew faster than certain tax deductions. The Company's effective income tax rate increased as pretax income grew faster than certain permanent tax differences.

Other Matters

ACCOUNTING CHANGES

As discussed in Note 1 to the Consolidated Financial Statements, the Company began expensing the cost of stock options on January 1, 2005, when it adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) "Share-Based Payment." The Company expects that total stock compensation expense, including all types of share-based payments, will be similar to the 2004 pro-forma stock compensation expense of $22.5 million, or $13.9 million, after taxes, included in Note 1 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect the Company's financial condition and results of operations.

Finance Receivable Securitizations

The Company sells retail motorcycle loans through securitization transactions utilizing qualifying special purpose entities (QSPEs). Upon sale of retail loans in a securitization transaction, HDFS receives cash and retains an interest in excess cash flows, servicing rights and cash reserve account deposits, all of which are collectively referred to as retained interests in the securitized receivables. Retained interests are carried at fair value and periodically reviewed for impairment. Market value quotes are generally not available for retained interests; therefore HDFS estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions for credit losses, prepayment speeds and discount rates. The impact of changes to key assumptions is shown in Note 4 to the Consolidated Financial Statements.

Gains on current year securitizations from the sale of retail loans are recorded as a component of financial services income and are based in part on certain assumptions including expected credit losses, prepayment speed, and discount rates. Gains on sales of retail loans also depend on the original carrying amount of the retail loans, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

Finance Receivable Credit Losses

The allowance for uncollectible accounts is maintained at a level management believes is adequate to cover the losses of principal and accrued interest in the existing finance receivables portfolio. Management's periodic evaluation of the adequacy of the allowance is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, current economic conditions, specific borrower's ability to repay and the estimated value of any underlying collateral.

Pensions and Other Postretirement Benefits

Retirement Plan (Pension, SERPA and Postretirement healthcare) obligations and costs are developed from actuarial valuations. The valuation of projected benefit obligations and net periodic benefit costs relies on key assumptions including discount rates, long-term expected return on plan assets, future compensation and medical trend rates. The Company evaluates and updates all of its assumptions annually in conjunction with its September 30 actuarial measurement date. As of its most recent measurement date the Company lowered its discount rate assumption from 6.50% to 6.25%, while the assumption for medical trend rates was not changed from prior year. The lower discount rate resulted in an immediate increase to the projected benefit obligation and will be amortized into net periodic benefits costs over future periods.

The discount rate and medical trend rate assumptions are impacted by short-term changes in external economic factors and as a result, can be volatile. The Company's 2005 Retirement Plan costs have already been determined in connection with the September 30, 2004 measurement process. However, a change in either of these two assumptions could have an impact on the valuation of costs as of the Company's next measurement date, September 30, 2005. The following information is provided to illustrate the sensitivity of these obligations and costs to changes in these major assumptions.

(in thousands)	AMOUNTS BASED ON CURRENT ASSUMPTIONS	IMPACT OF A 1% DECREASE IN THE DISCOUNT RATE	IMPACT OF A 1% INCREASE IN THE MEDICAL TREND RATE
2004 net periodic benefit costs			
Pension and SERPA	$ 40,748	$ 17,554	n/a
Postretirement healthcare	$ 31,027	$ 2,766	$ 1,518
2004 projected benefit obligations			
Pension and SERPA	$816,998	$133,805	n/a
Postretirement healthcare	$ 241,345	$ 27,248	$11,418

This information is provided to illustrate the sensitivity of these amounts to certain assumptions and not as a means to predict future amounts. The calculation of Retirement Plan obligations and costs is based on many factors in addition to those discussed here. This information should be considered in combination with the information provided in Note 7 to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

A summary of the Company's expected payments for significant contractual obligations as of December 31, 2004 is as follows:

(in thousands)	2005	2006-2007	2008-2009	THEREAFTER	TOTAL
Finance Debt	$495,441	$405,015	$394,985	$ —	$1,295,441
Operating Leases	5,971	5,524	4,373	7,669	23,537
	$ 501,412	$410,539	$ 399,358	$7,669	$1,318,978

As of December 31, 2004, the Company had no material purchase obligations other than those created in the ordinary course of business related to inventory and property, plant and equipment which generally have terms of less than 90 days. The Company also has long-term obligations related to its pension and postretirement plans which are discussed in detail in Note 7 to the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

As part of its securitization program, HDFS transfers retail motorcycle loans to a special purpose bankruptcy-remote wholly-owned subsidiary. The subsidiary sells the retail loans to a securitization trust in exchange for the proceeds from asset-backed securities issued by the securitization trust. The asset-backed securities, usually notes with various maturities and interest rates, are secured by future collections of the purchased retail installment loans. Activities of the securitization trust are limited to acquiring retail loans, issuing asset-backed securities and making payments on securities to investors. Due to the nature of the assets held by the securitization trust and the limited nature of its activities, the securitization trusts are considered QSPEs as defined by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the financial statements of the Company.

HDFS does not guarantee securities issued by the securitization trusts or projected cash flows from the related loans purchased from HDFS. Recourse against HDFS related to each securitization transaction is limited to the respective investment in retained securitization interests, excluding servicing rights. Total investment in retained securitization interests at December 31, 2004 is $282.2 million. The securitization trusts have a limited life and generally terminate upon final distribution of amounts owed to the investors in the asset-backed securities. See Note 4 to the Consolidated Financial Statements for further discussion of HDFS' securitization program.

COMMITMENTS AND CONTINGENCIES

The Company is subject to lawsuits and other claims related to environmental, product and other matters. In determining required reserves related to these items, the Company carefully analyzes cases and considers the likelihood of adverse judgments or outcomes, as well as the potential range of possible loss. The required reserves are monitored on an ongoing basis and are updated based on new developments or new information in each matter.

In January 2001, the Company, on its own initiative, notified each owner of 1999 and early-2000 model year Harley-Davidson® motorcycles equipped with Twin Cam 88 and Twin Cam 88B engines that the Company was extending the warranty for a rear cam bearing to 5 years or 50,000 miles. Subsequently, on June 28, 2001, a putative nationwide class action was filed against the Company in state court in Milwaukee County, Wisconsin, which was amended by a complaint filed September 28, 2001. The complaint alleged that this cam bearing is defective and asserted various legal theories. This complaint and a second lawsuit filed on April 12, 2002 in state court in Milwaukee County, Wisconsin were dismissed as reported in more detail in Note 6 to the Consolidated Financial Statements included in this report (Note 6). On April 12, 2004, the same attorneys filed a third action in state court in Milwaukee County on behalf of the same plaintiffs from the action dismissed by the Wisconsin Supreme Court. This third action was dismissed by the court on July 26, 2004. In addition, the plaintiffs in the original case moved to reopen that matter and amend the complaint to add new causes of action, which was denied on August 23, 2004. A notice of appeal to the Wisconsin Court of Appeals from the latter dismissal was filed by the plaintiffs and the appeal is currently pending. The Company intends to continue to vigorously defend this matter. The Company believes that the 5-year/50,000-mile warranty extension it announced in January 2001 adequately addresses the condition for affected owners.

The Company is involved with government agencies and groups of potentially responsible parties in various environmental matters, including a matter involving the cleanup of soil and groundwater contamination at its York, Pennsylvania, facility. The York facility was formerly used by the U.S. Navy and AMF prior to the purchase of the York facility by the Company from AMF in 1981. Although the Company is not certain as to the full extent of the environmental contamination at the York facility, it has been working with the Pennsylvania Department of Environmental Protection since 1986 in undertaking environmental investigation and remediation activities, including an ongoing site-wide remedial investigation/feasibility study (RI/FS). Note 6 includes a discussion of the history of this matter in more detail.

Although the RI/FS is still under way and substantial uncertainty exists concerning the nature and scope of the additional environmental investigation and remediation that will ultimately be required at the York facility, the Company estimates that its share of the future costs associated with environmental investigation and remediation activities at the York facility (Response Costs) will be approximately $6.7 million. The Company has established reserves for this amount, which are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets.

The estimate of the Company's future Response Costs that will be incurred at the York facility is based on reports of independent environmental consultants retained by the Company, the actual costs incurred to date, and the estimated costs to complete the necessary investigation and remediation activities. Response Costs related to the remediation of soil are expected to be incurred over a period of several years ending in 2010. Response Costs related to ground water remediation may continue for some time beyond 2010. However, these Response Costs are expected to be much lower than those related to the remediation of soil.

Additionally, the Company is involved in product liability suits related to the operation of its business. The Company accrues for claim exposures which are probable of occurrence and can be reasonably estimated. The Company also maintains insurance coverage for product liability exposures. The Company believes that its accruals and insurance coverage are adequate and that product liability will not have a material adverse effect on the Company's consolidated financial statements.

Liquidity and Capital Resources as of December 31, 2004

OPERATING ACTIVITIES

The Company's main source of liquidity is cash from operating activities which consists of net income adjusted for noncash items and other operating cash flows.

The Company has concluded that certain prior year balances in the Consolidated Statements of Cash Flows should be reclassified to appropriately present net cash provided by operating activities and net cash used in investing activities.

The Company's previous policy was to classify all the cash flow effects of providing wholesale loans to its independent motorcycle dealers by its Financial Services segment as an investing activity in its Consolidated Statements of Cash Flows. This policy, when applied to the financing of inventory sales, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash inflow or outflow on a consolidated basis. The Company has changed its policy to eliminate this intersegment activity from its Consolidated Statements of Cash Flows and, as a result of this change, all cash flow effects related to wholesale loans are reflected in the operating activities section of the Consolidated Statement of Cash Flows for 2004. All prior years' amounts have been reclassified to conform to this presentation.

In addition, the Company previously classified collections of retained securitization interests as operating cash flows. Since these retained securitization interests have many of the characteristics of, and are accounted for like, investments available for sale, the Company has concluded that the cash inflow from these collections should be classified as investing cash flows and has reflected this reclassification in its 2004 Consolidated Statement of Cash Flows. All prior years' amounts have been reclassified to conform to this presentation.

The effect of the reclassification of both of these changes on prior years net cash provided by operating activities and net cash used in investing activities is summarized in Note 1 to the Consolidated Financial Statements.

The Company generated $969.7 million of cash from operating activities during 2004 compared to $662.7 million in 2003. The increase in cash from operations in 2004 was driven by higher net income. In addition, cash from operations in 2003 included a $192 million cash outflow for pension plan contributions; no amounts were contributed to the pension plans in 2004. As discussed in Note 7 to the Consolidated Financial Statements the Company expects to begin pre-funding its postretirement healthcare plans in 2005 and is currently planning to contribute approximately $100 million to the plans during the first half of 2005.(1) The Company is also currently planning to contribute a minimum of $20 million to its pension plans during 2005.(1)

Net changes in current assets and liabilities included in net cash provided by operating activities during 2004 and 2003 consisted of the following:

(in millions)	2004	2003
Accounts receivable, net	$ (8.9)	$ (3.7)
Inventories	(19.2)	10.4
Finance receivables – accrued interest and other	(27.4)	(54.8)
Accounts payable/Accrued expenses	39.5	15.6
Other	(8.9)	13.9
	$(24.9)	$(18.6)

A net increase in accounts receivable during 2004 resulted in an $8.9 million negative adjustment to operating cash flow. The change in accounts receivable relates primarily to an increase in the Company's international accounts receivable balances in Europe and Japan.

The increase in Company inventory resulted in a negative adjustment of $19.2 million to operating cash flow during 2004. Net increases in inventory were due primarily to higher finished goods inventory, partially offset by lower raw materials and work-in-process inventory. Finished goods increases were driven by an increase in motorcycle units on hand.

During 2004, the increase in finance receivables - accrued interest and other resulted in a $27.4 million reduction to operating cash flow. The change in this balance was due primarily to the increase in total finance receivables.

Accounts payable and accrued expenses increased $39.5 million during 2004, resulting in a positive adjustment to operating cash flow. The net increase was driven by higher accounts payable in connection with higher motorcycle production volumes.

INVESTING ACTIVITIES

The Company's investing activities consist primarily of capital expenditures, finance receivables activity and net changes in marketable securities. Net cash used in investing activities was $707.8 million and $606.4 million during 2004 and 2003, respectively.

Capital expenditures were $213.6 million and $227.2 million during 2004 and 2003, respectively. The Company estimates that total capital expenditures required in 2005 will be in the range of $225 to $275 million.(1) The Company anticipates it will have the ability to fund all capital expenditures in 2005 with internally generated funds.(1)

Investing activity related to finance receivables resulted in a cash outflow of $272.1 million during 2004 compared to a cash outflow of $113.4 million during 2003. The change in net investing cash flow related to finance receivables was due primarily to the fact that HDFS did not complete a securitization transaction during the fourth quarter of 2004. During the fourth quarter of 2003 HDFS completed a $300 million securitization transaction. The Company plans to complete a $730 million securitization transaction in the first quarter of 2005. This compares to a $625 million transaction completed in the first quarter of 2004.

The Company increased its investment in marketable securities by $349.0 million in 2004 and $393.5 million in 2003.

FINANCING ACTIVITIES

The Company's financing activities consist primarily of stock transactions, dividend payments and finance debt activity. Net cash (used in)/provided by financing activities during 2004 and 2003 was $(316.1) million and $80.6 million, respectively.

During 2004 the Company repurchased 10.6 million shares of its common stock at a total cost of $564.1 million. The Company repurchased 7.8 million shares under a general authorization from the Company's Board of Directors. The remaining 2.8 million shares were repurchased under an authorization from the Company's Board of Directors that is designed to provide the Company with continuing authority to repurchase shares to offset dilution caused by the exercise of stock options.

During 2004, the Company's Board of Directors declared four cash dividends totaling $.405 per share or $119.2 million, compared to a total of $.195 per share or $59.0 million, during 2003.

In addition to operating cash flow and asset-backed securitizations, HDFS is financed by the issuance of commercial paper, borrowings under the revolving credit facility, medium-term notes, senior subordinated debt and borrowings from the Company. HDFS' outstanding debt consisted of the following as of December 31:

(in millions)	2004	2003
Commercial paper	$ 702.1	$406.9
Borrowings under credit facilities	168.3	158.5
Medium-term notes	395.0	398.9
Senior subordinated debt	30.0	30.0
Total finance debt	$1,295.4	$994.3

Credit Facilities

During September 2004, HDFS entered into a $1.1 billion revolving credit facility (Global Credit Facility) due September 2009. This facility replaced $750 million in domestic credit facilities and a $200 million European credit facility. The primary use of the Global Credit Facility is to provide liquidity to the unsecured commercial paper program and to fund domestic and foreign operations. Subject to certain limitations, HDFS has the option to borrow in various currencies. Interest is based on London interbank offered rates (LIBOR), European interbank offered rates or other short-term indices, depending on the type of advance. The Global Credit Facility is a committed facility and HDFS pays a fee for its availability.

Commercial Paper

Subject to limitations, HDFS may issue up to $1.1 billion of short-term commercial paper with maturities up to 270 days. Outstanding commercial paper may not exceed the unused portion of the Global Credit Facility. As a result, the combined total of commercial paper and borrowings under the Global Credit Facility was limited to $1.1 billion as of December 31, 2004.

Medium-Term Notes

During November 2003, HDFS issued $400 million of 3.63% medium-term notes (Notes) due in December 2008. The Notes provide for semi-annual interest payments and principal due at maturity. At December 31, 2004, the Notes included a fair value adjustment, which reduced the balance by $5.0 million, due to interest rate swap agreements designated as fair value hedges. The effect of the interest rate swap agreements is to convert the interest rate on the Notes from a fixed to a floating rate, which is based on 3-month LIBOR.

Senior Subordinated Debt

HDFS has $30 million of 10-year senior subordinated notes, due in 2007.

Intercompany Borrowing

HDFS has a revolving credit line with the Company whereby HDFS may borrow up to $210 million from the Company at a market interest rate. As of December 31, 2004 and December 31, 2003, HDFS had no outstanding borrowings owed to the Company under this agreement.

The Company has a support agreement with HDFS whereby, if required, the Company agrees to provide HDFS with financial support in order to maintain certain financial covenants. Support may be provided at the Company's option as capital contributions or loans. Accordingly, certain debt covenants may restrict the Company's ability to withdraw funds from HDFS outside the normal course of business. No amount has ever been provided to HDFS under the support agreement.

In connection with its debt agreements, HDFS has various operating and financial covenants and remains in compliance at December 31, 2004.

The Company expects that future activities of HDFS will be financed from funds internally generated by HDFS, the sale of loans through securitization programs, issuance of commercial paper and medium-term notes, borrowings under revolving credit facilities, advances or loans from the Company and subordinated debt.[1]

RISK FACTORS

The Company's ability to meet the targets and expectations noted in this Annual Report depends upon, among other factors, the Company's ability to (1) continue to realize production efficiencies at its production facilities through the implementation of innovative manufacturing techniques and other means, (2) successfully implement production capacity increases in its facilities, (3) successfully introduce new products and services, (4) avoid unexpected supply chain issues, (5) sell all of the Harley-Davidson motorcycles it plans to produce, (6) continue to develop the capacity of its distributor and dealer network, (7) avoid unexpected changes in the regulatory environment for its products, (8) successfully adjust to foreign currency exchange rate fluctuations, interest rate fluctuations, and commodity prices, (9) adjust to worldwide economic and political conditions, and (10) successfully manage changes in the credit quality of HDFS's loan portfolio. In addition, the Company could experience delays in the operation of manufacturing facilities as a result of work stoppages, difficulty with suppliers, natural causes, terrorism or other factors These risks, potential delays and uncertainties regarding the costs could also adversely impact the Company's capital expenditure estimates (see "Liquidity and Capital Resources" section).

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in foreign exchange rates and interest rates. To reduce such risks, the Company selectively uses derivative financial instruments. All hedging transactions are authorized and executed pursuant to regularly reviewed policies and procedures, which prohibit the use of financial instruments for trading purposes. Sensitivity analysis is used to manage and monitor foreign exchange and interest rate risk.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements and further disclosure relating to the fair value of derivative financial instruments is included in Note 11 to the Consolidated Financial Statements.

The Company sells its products internationally and in most markets those sales are made in the foreign country's local currency. As a result, the Company's earnings can be affected by fluctuations in the value of the U.S. dollar relative to foreign currency. The Company utilizes foreign currency contracts to mitigate the effect of these fluctuations on earnings. The foreign currency contracts are entered into with banks and allow the Company to exchange a specified amount of foreign currency for U.S. dollars at a future date, based on a fixed exchange rate. At December 31, 2004 these contracts represented a combined U.S. dollar equivalent of approximately $284.7 million. The Company estimates that a uniform 10% weakening in the value of the dollar relative to the currency underlying these contracts would result in a decrease in the fair value of the contracts of approximately $31.9 million.

The Company's exposure to the Japanese yen is substantially offset by the existence of a natural hedge, which is sustained through offsetting yen cash inflows from sales with yen cash outflows for motorcycle component purchases and other operating expenses.

HDFS' earnings are affected by changes in interest rates. HDFS utilizes interest rate swaps to reduce the impact of fluctuations in interest rates on its securitization transactions and debt. As of December 31, 2004, HDFS had interest rate swaps outstanding with a notional value of $923.0 million. HDFS estimates that a 10% increase in interest rates would result in a $1.5 million decrease in the fair value of the agreements.

(1) Note regarding forward-looking statements The Company intends that certain matters discussed are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such by reference to this footnote or because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "plans," "targets" or "estimates"or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives, outlooks, targets or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this report. Certain of such risks and uncertainties are described in close proximity to such statements or elsewhere in this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Consolidated Statements of Income

(in thousands, except per-share amounts)

Years ended December 31,	2004	2003	2002
Net revenue	$ 5,015,190	$ 4,624,274	$ 4,090,970
Cost of goods sold	3,115,655	2,958,708	2,673,129
Gross profit	1,899,535	1,665,566	1,417,841
Financial services income	305,262	279,459	211,500
Financial services expense	116,662	111,586	107,273
Operating income from financial services	188,600	167,873	104,227
Selling, administrative and engineering expense	726,644	684,175	639,366
Income from operations	1,361,491	1,149,264	882,702
Investment income, net	23,101	23,088	16,541
Other, net	(5,106)	(6,317)	(13,416)
Income before provision for income taxes	1,379,486	1,166,035	885,827
Provision for income taxes	489,720	405,107	305,610
Net income	$ 889,766	$ 760,928	$ 580,217
Basic earnings per common share	$ 3.02	$ 2.52	$ 1.92
Diluted earnings per common share	$ 3.00	$ 2.50	$ 1.90
Cash dividends per common share	$ .405	$ .195	$ .135

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share amounts)

December 31,	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 275,159	$ 329,329
Marketable securities	1,336,909	993,331
Accounts receivable, net	121,333	112,406
Current portion of finance receivables, net	1,207,124	1,001,990
Inventories	226,893	207,726
Deferred income taxes	60,517	51,156
Prepaid expenses and other current assets	38,337	33,189
Total current assets	3,266,272	2,729,127
Finance receivables, net	905,176	735,859
Property, plant and equipment, net	1,024,665	1,046,310
Goodwill	59,456	53,678
Other assets	227,724	358,114
	$ 5,483,293	$ 4,923,088
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 244,202	$ 223,902
Accrued expenses and other liabilities	433,053	407,566
Current portion of finance debt	495,441	324,305
Total current liabilities	1,172,696	955,773
Finance debt	800,000	670,000
Other long-term liabilities	90,846	86,337
Postretirement healthcare benefits	149,848	127,444
Deferred income taxes	51,432	125,842
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Series A Junior participating preferred stock, none issued	—	—
Common stock, 329,908,165 and 326,489,291 shares issued in 2004 and 2003, respectively	3,300	3,266
Additional paid-in capital	533,068	419,455
Retained earnings	3,844,571	3,074,037
Accumulated other comprehensive (loss) income	(12,096)	47,174
	4,368,843	3,543,932
Less:		
Treasury stock (35,597,360 and 24,978,798 shares in 2004 and 2003, respectively), at cost	(1,150,372)	(586,240)
Total shareholders' equity	3,218,471	2,957,692
	$ 5,483,293	$ 4,923,088

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Years ended December 31,	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 889,766	$ 760,928	$ 580,217
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	214,112	196,918	175,778
Provision for long-term employee benefits	62,806	76,422	57,124
Provision for finance credit losses	3,070	4,076	6,167
Gain on current year securitizations	(58,302)	(82,221)	(56,139)
Net change in wholesale finance receivables	(154,124)	(154,788)	(140,107)
Contributions to pension plans	—	(192,000)	(153,636)
Tax benefit from the exercise of stock options	51,476	13,805	14,452
Deferred income taxes	(41,513)	42,105	38,560
Other	27,301	16,051	7,057
Net changes in current assets and current liabilities	(24,866)	(18,644)	16,089
Total adjustments	79,960	(98,276)	(34,655)
Net cash provided by operating activities	969,726	662,652	545,562
Cash flows from investing activities:			
Capital expenditures	(213,550)	(227,230)	(323,866)
Finance receivables acquired or originated	(2,394,644)	(2,090,201)	(1,731,169)
Finance receivables collected	274,670	252,705	230,153
Proceeds from securitizations	1,847,895	1,724,060	1,246,262
Collection of retained securitization interests	125,732	118,113	89,970
Purchase of marketable securities	(1,091,326)	(1,538,548)	(1,508,285)
Sales and redemptions of marketable securities	742,284	1,145,000	1,253,719
Purchase of remaining interest in joint venture	(9,500)	—	—
Other, net	10,689	9,690	22,813
Net cash used in investing activities	(707,750)	(606,411)	(720,403)
Cash flows from financing activities:			
Proceeds from issuance of medium-term notes	—	399,953	—
Net increase (decrease) finance credit facilities and commercial paper	305,047	(175,835)	165,528
Dividends paid	(119,232)	(58,986)	(41,457)
Purchase of common stock for treasury	(564,132)	(103,880)	(56,814)
Issuance of common stock under employee stock option plans	62,171	19,378	12,679
Net cash (used) provided by financing activities	(316,146)	80,630	79,936
Net increase (decrease) in cash and cash equivalents	(54,170)	136,871	(94,905)
Cash and cash equivalents:			
At beginning of year	329,329	192,458	287,363
At end of year	$ 275,159	$ 329,329	$ 192,458

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except share amounts)

	COMMON STOCK	
	ISSUED SHARES	BALANCE
Balance December 31, 2001	324,340,432	$3,242
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Minimum pension liability adjustment, net of tax benefit of $29,896	—	—
Change in net unrealized gains (losses):		
Investment in retained securitization interests, net of taxes of $(6,113)	—	—
Derivative financial instruments, net of tax benefit of $5,929	—	—
Marketable securities, net of taxes of $(377)	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Amortization of unearned compensation	—	—
Exercise of stock options	957,972	12
Tax benefit of stock options	—	—
Balance December 31, 2002	325,298,404	$3,254
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Minimum pension liability adjustment, net of taxes of $(45,383)	—	—
Change in net unrealized gains (losses):		
Investment in retained securitization interests, net of taxes of $(3,266)	—	—
Derivative financial instruments, net of tax benefit of $3,057	—	—
Marketable securities, net of tax benefit of $1,333	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Amortization of unearned compensation	—	—
Exercise of stock options	1,190,887	12
Tax benefit of stock options	—	—
Balance December 31, 2003	326,489,291	$3,266
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Minimum pension liability adjustment, net of tax benefit of $38,230	—	—
Change in net unrealized gains (losses):		
Investment in retained securitization interests, net of tax benefit of $367	—	—
Derivative financial instruments, net of tax benefit of $1,766	—	—
Marketable securities, net of tax benefit of $2,075	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Exercise of stock options	3,418,874	34
Tax benefit of stock options	—	—
Balance December 31, 2004	329,908,165	$3,300

The accompanying notes are an integral part of the consolidated financial statements.

ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY BALANCE	UNEARNED COMPENSATION	TOTAL
$ 359,165	$ 1,833,335	$ (13,728)	$ (425,546)	$ (185)	$ 1,756,283
—	580,217	—	—	—	580,217
—	—	14,545	—	—	14,545
—	—	(48,985)	—	—	(48,985)
—	—	11,108	—	—	11,108
—	—	(9,824)	—	—	(9,824)
—	—	618	—	—	618
					547,679
—	(41,457)	—	—	—	(41,457)
—	—	—	(56,814)	—	(56,814)
—	—	—	—	93	93
12,667	—	—	—	—	12,679
14,452	—	—	—	—	14,452
$386,284	$ 2,372,095	$(46,266)	$ (482,360)	$ (92)	$2,232,915
—	760,928	—	—	—	760,928
—	—	19,609	—	—	19,609
—	—	74,361	—	—	74,361
—	—	6,220	—	—	6,220
—	—	(4,596)	—	—	(4,596)
—	—	(2,154)	—	—	(2,154)
					854,368
—	(58,986)	—	—	—	(58,986)
—	—	—	(103,880)	—	(103,880)
—	—	—	—	92	92
19,366	—	—	—	—	19,378
13,805	—	—	—	—	13,805
$ 419,455	$3,074,037	$ 47,174	$ (586,240)	$ —	$ 2,957,692
—	889,766	—	—	—	889,766
—	—	9,399	—	—	9,399
—	—	(62,110)	—	—	(62,110)
—	—	(691)	—	—	(691)
—	—	(2,479)	—	—	(2,479)
—	—	(3,389)	—	—	(3,389)
					830,496
—	(119,232)	—	—	—	(119,232)
—	—	—	(564,132)	—	(564,132)
62,137	—	—	—	—	62,171
51,476	—	—	—	—	51,476
$ 533,068	$ 3,844,571	$ (12,096)	$ (1,150,372)	$ —	$ 3,218,471

Harley-Davidson, Inc.
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Harley-Davidson, Inc. and all of its subsidiaries (the Company), including the accounts of the groups of companies doing business as Harley-Davidson Motor Company (HDMC), Buell Motorcycle Company (BMC) and Harley-Davidson Financial Services (HDFS).

All of the Company's subsidiaries are wholly owned and are included in the consolidated financial statements. Prior to January 2004, the Company participated in a joint venture with Porsche AG, of which the Company owned a 51% share. The accounts of the joint venture with Porsche AG were included in the Company's 2003 and 2002 consolidated financial statements, adjusted to reflect Porsche AG's interest in operating results and net assets. In January 2004, the Company increased its ownership share to 100% by purchasing Porsche AG's 49% interest in the joint venture. See Note 3 for additional detail.

Prior to August 2002, HDFS participated in a joint venture with Transamerica Distribution Finance to provide inventory financing to the Company's European dealers. While HDFS owned 67% of the venture, the joint venture partner managed the business and had equal representation on the board of directors. Accordingly, HDFS recorded its interest using the equity method of accounting. In August 2002, following the termination of its joint venture relationship with Transamerica Distribution Finance, HDFS began servicing the wholesale needs of many of the Company's European dealers directly.

In connection with securitization transactions, HDFS utilizes Qualifying Special Purpose Entities (QSPEs) as defined by Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Assets and liabilities of the QSPEs are not consolidated in the financial statements of the Company. For further discussion of QSPEs and securitization transactions see "Finance receivable securitizations," which follows.

The Company operates in two principal business segments: Motorcycles and Related Products (Motorcycles) and Financial Services (Financial Services). All intercompany accounts and material transactions are eliminated, except for amounts related primarily to: (1) interest paid by HDMC to HDFS on behalf of HDMC's independent dealers as an incentive to purchase inventory during winter months; and (2) reimbursements paid by HDMC to HDFS for certain European wholesale finance receivables credit losses. See Note 4 for additional detail related to these items.

Statements of Cash Flows Reclassifications

After considering the concerns raised by the staff of the Securities and Exchange Commission, the Company has concluded that certain prior year balances in the Consolidated Statements of Cash Flows should be reclassified to appropriately present net cash provided by operating activities and net cash used in investing activities.

The Company's previous policy was to classify all the cash flow effects of providing wholesale loans to its independent motorcycle dealers by its Financial Services segment as an investing activity in its Consolidated Statements of Cash Flows. This policy, when applied to the financing of inventory sales, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash inflow or outflow on a consolidated basis. The Company has changed its policy to eliminate this intersegment activity from its Consolidated Statements of Cash Flows and, as a result of this change, all cash flow effects related to wholesale loans are reflected in the operating activities section of the Consolidated Statement of Cash Flows for 2004. All prior years' amounts have been reclassified to conform to this presentation.

In addition, the Company previously classified collections of retained securitization interests as operating cash flows. Since these retained securitization interests have many of the characteristics of, and are accounted for like, investments available for sale, the Company has concluded that the cash inflow from these collections should be classified as investing cash flows and has reflected this reclassification in its 2004 Consolidated Statement of Cash Flows. All prior years' amounts have been reclassified to conform to this presentation.

The effect of the reclassification of both of these changes, as well as the effect of a reclassification of certain investments to marketable securities, on prior years' net cash provided by operating activities and net cash used in investing activities is summarized below:

(in millions)	2003	2002
Net cash provided by operating activities, previous presentation	$ 935.6	$ 775.6
Reclassifications:		
Wholesale loan activity	(154.8)	(140.1)
Collection of retained securitization interests	(118.1)	(90.0)
Net cash provided by operating activities, revised presentation	$ 662.7	$ 545.5
Net cash used in investing activities, previous presentation	$(484.7)	$ (1,014.1)
Reclassifications:		
Wholesale loan activity	154.8	140.1
Collection of retained securitization interests	118.1	90.0
Marketable securities	(394.6)	63.6
Net cash used in investing activities, revised presentation	$(606.4)	$ (720.4)

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable Securities
The Company has investments in marketable securities consisting primarily of investment-grade debt instruments such as corporate bonds and government backed securities of $522.8 million and $510.2 million at December 31, 2004 and 2003, respectively, with contractual maturities of approximately 3 years. Marketable securities also includes auction rate securities of $814.1 million and $483.1 million at December 31, 2004 and 2003, respectively, with contractual maturities of up to 30 years. The auction rate securities have interest re-set dates that occur every 90 days or less and can be actively marketed at ongoing auctions that occur every 90 days or less. The Company classifies its investments in marketable securities as available for sale, thus requiring the Company to carry them at their fair value with any unrealized gains or losses reported in other comprehensive income.

Finance Receivables Credit Losses
The provision for credit losses on finance receivables is charged to earnings in amounts sufficient to maintain the allowance for uncollectible accounts at a level HDFS believes is adequate to cover the losses of principal and accrued interest in the existing portfolio. HDFS' periodic evaluation of the adequacy of the allowance is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, and current economic conditions. HDFS' wholesale and other large loan charge-off policy is based on a loan-by-loan review which considers the specific borrower's ability to repay and the estimated value of any collateral.

Retail loans are generally charged-off at 120 days contractually past due. All finance receivables accrue interest until either collected or charged-off. Accordingly, as of December 31, 2004 and 2003, all finance receivables were accounted for as interest-earning receivables.

Finance Receivable Securitizations
HDFS sells retail motorcycle loans through securitization transactions. Under the terms of securitization transactions, HDFS sells retail loans to a securitization trust. The securitization trust issues notes to investors, with various maturities and interest rates, secured by future collections of purchased retail loans. The proceeds from the issuance of the asset-backed securities are utilized by the securitization trust to purchase retail loans from HDFS.

Upon sale of the retail loans to the securitization trust, HDFS receives cash and also retains an interest in excess cash flows, servicing rights, and the right to receive cash reserve account deposits in the future, collectively referred to as "investment in retained securitization interests." The investment in retained securitization interests is included with finance receivables in the consolidated balance sheets.

The interest in excess cash flows equals the present value of projected cash flows arising from retail loans sold to the securitization trust less contracted payment obligations due to securitization trust investors. Key assumptions in determining the present value of projected cash flows are prepayments, credit losses and discount rate. Servicing rights entitle HDFS to service retail loans sold to the securitization trust for a fee. The servicing fee is considered adequate compensation for the services provided and is therefore recorded as earned and is included in financial services income.

Reserve account deposits held by the securitization trust represent interest-earning cash deposits collateralizing trust securities. The funds are not available for use by HDFS until the reserve account balances exceed thresholds specified in the securitization agreement. Accordingly, they are carried at the present value of the amounts expected to be received in the future.

Gains on current year securitizations on the sale of the retail loans are recognized in the period in which the sale occurs and depend on the proceeds received and the original carrying amount of the transferred retail loans, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

Investments in retained securitization interests are recorded at fair value and are periodically reviewed for impairment. Market quotes of fair value are generally not available for retained interests; therefore HDFS estimates fair value based on the present value of future expected cash flows using HDFS' best estimates of key assumptions for credit losses, prepayments and discount rate commensurate with the risks involved. Unrealized gains and losses on investments in retained securitization interests are recorded in other comprehensive income, and as of December 31, 2004 and 2003 were $58.1 million and $59.1 million, or $37.6 million and $38.3 million net of taxes, respectively.

HDFS does not guarantee securities issued by the securitization trusts or projected cash flows from the retail loans purchased from HDFS. Recourse against HDFS related to securitization transactions is limited to the investment in retained securitization interests excluding servicing rights.

HDFS utilizes a two-step process to transfer retail loans to a securitization trust. Loans are initially transferred to a special purpose, bankruptcy remote, wholly owned subsidiary which in turn sells the retail loans to the securitization trust. HDFS has surrendered control of retail loans sold to the securitization trust. Securitization transactions have been structured such that: (1) transferred assets have been isolated from HDFS by being put presumptively beyond the reach of HDFS and its creditors, even in bankruptcy or other receivership, (2) each holder of a beneficial interest in the securitization trust has the right to pledge or exchange their interest; and (3) HDFS does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates HDFS to repurchase or redeem the transferred assets before their maturity other than for breaches of representations and warranties relating to the transferred assets or (b) the ability to unilaterally cause the holder to return specific assets, other than through a customary cleanup call.

Activities of the securitization trust are limited to acquiring retail loans, issuing asset-backed securities and making payments on securities to investors. Securitization trusts have a limited life and generally terminate upon final distribution of amounts owed to the investors in the asset-backed securities. Historically, the life of securitization trusts purchasing retail loans from HDFS has approximated four years.

Due to the overall structure of the securitization transaction, the nature of the assets held by the securitization trust and the limited nature of its activities, the securitization trusts are considered QSPEs. Accordingly, gain on sale is recognized upon transfer of retail loans to a QSPE and assets and liabilities of the QSPEs are not consolidated in the financial statements of HDFS. See Note 4 to the consolidated financial statements for further discussion of HDFS' securitization program.

Inventories

Inventories are valued at the lower of cost or market. Substantially all inventories located in the United States are valued using the last-in, first-out (LIFO) method. Other inventories totaling $79.2 million in 2004 and $74.9 million in 2003 are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Depreciation of property, plant and equipment is determined on the straight-line basis over the estimated useful lives of the assets. The following useful lives are used to depreciate the various classes of property, plant and equipment: buildings—30 years; building equipment and land improvements—7 years; and machinery and equipment—3 to 10 years. Accelerated methods of depreciation are used for income tax purposes.

Internal-use Software

The Company's policy is to capitalize costs incurred in connection with developing or obtaining software for internal use. The Company's policy explicitly excludes certain types of costs from capitalization, such as costs incurred for enhancements, maintenance, project definition, data conversion, research and development, and training. Costs capitalized by the Company include amounts paid to outside consulting firms for materials or services used in developing or obtaining computer software for internal use, wages and benefits paid to employees who are directly associated with and who devote time to developing or obtaining computer software for internal use, and interest costs incurred during the period of development of software for internal use. During 2004, 2003 and 2002 the Company capitalized $15.0 million, $16.5 million and $16.0 million, respectively, of costs incurred in connection with developing or obtaining software for internal use. The Company depreciates costs capitalized in connection with developing or obtaining software for internal use on a straight-line basis over three years.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. Goodwill is tested for impairment at least annually. During 2004 and 2003, the Company tested its goodwill balances for impairment and no adjustments were recorded to goodwill as a result of those reviews.

Long-lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used and long-lived assets held for sale, when events and circumstances warrant such review. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to sell for assets held for sale. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Product Warranty

The Company provides a standard limited warranty on all new motorcycles sold. The warranty coverage includes parts and labor, and begins when the motorcycle is sold to a retail customer. Beginning with shipments of 2004 model year motorcycles (in September 2003), the Company extended its warranty coverage from one year to two years in all of its markets except Europe, where the term had already been extended to two years in 2002 to comply with European regulations. The Company maintains reserves for future warranty claims using an estimated cost per unit sold, which is based on historical Company claim information. Changes in the Company's warranty liability were as follows:

(in thousands)	2004	2003	2002
Balance, beginning of period	$ 30,475	$28,890	$ 21,608
Warranties issued during the period	41,434	35,324	30,250
Settlements made during the period	(33,842)	(32,701)	(27,568)
Changes to the liability for pre-existing warranties during the period	1,931	(1,038)	4,600
Balance, end of period	$39,998	$30,475	$28,890

Derivative Financial Instruments

The Company uses derivative financial instruments to manage foreign currency exchange rate and interest rate risk. The Company's policy specifically prohibits the use of derivatives for speculative purposes. The fair values of the Company's derivative financial instruments are discussed in Note 11 to the Consolidated Financial Statements.

All derivative instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivatives that are designated as fair value hedges, along with the gain or loss on the hedged item, are recorded in current period earnings. For derivative instruments that are designated as cash flow hedges, the effective portion of gains and losses that result from changes in the fair value of derivative instruments is initially recorded in other comprehensive income and subsequently reclassified into earnings when the hedged transaction affects income. Any ineffective portion is immediately recognized in earnings. No component of a hedging derivative instrument's gain or loss is excluded from the assessment of hedge effectiveness.

The Company sells its products internationally and in most markets those sales are made in the foreign country's local currency. As a result, the Company's earnings can be affected by fluctuations in the value of the U.S. dollar relative to foreign currency. The Company utilizes foreign currency contracts to mitigate the effect of these fluctuations on earnings. The foreign currency contracts are entered into with banks and allow the Company to exchange a specified amount of foreign currency for U.S. dollars at a future date, based on a fixed exchange rate. The Company's foreign currency contracts, which generally have maturities of less than one year, are designated as cash flow hedges. The effectiveness of these hedges is measured based on changes in the fair value of the contract attributable to changes in the forward exchange rate and are highly effective.

HDFS enters into interest rate swap agreements to reduce the impact of fluctuations in interest rates on its securitization transactions. HDFS originates fixed-rate retail loans on an ongoing basis. Eligible loans are pooled and sold through securitization transactions on a periodic basis. HDFS utilizes interest rate swap agreements to hedge anticipated cash flows from the securitization of retail motorcycle loans.

In addition, HDFS enters into interest rate swap agreements to reduce the impact of fluctuations in interest rates on its fixed and floating rate debt.

At inception, HDFS designates each interest rate swap as a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge).

Revenue Recognition

Sales are generally recorded when products are shipped to customers (independent dealers and distributors) and ownership is transferred. The Company offers sales incentive programs to its dealers and distributors. The total costs of these programs are recognized as revenue reductions and are accrued at the later of the date the related sales are recorded or the date the incentive program is both approved and communicated.

Financial Services Income Recognition

Interest income on finance receivables is recorded as earned and is based on the average outstanding daily balance for wholesale and retail receivables. Accrued interest is classified with finance receivables. Loan origination payments made to dealers for certain retail loans are deferred and amortized over the estimated life of the contract.

Research and Development Expenses

Research and development expenses were $170.7 million, $150.3 million and $139.7 million for 2004, 2003 and 2002, respectively.

Advertising Costs

The Company expenses the production cost of advertising the first time the advertising takes place. During 2004, 2003 and 2002 the Company incurred $48.8 million, $50.8 million and $57.8 million in advertising costs, respectively.

Shipping and Handling Costs

The Company classifies shipping and handling costs as a component of cost of goods sold.

Stock Options

The Company has stock option plans under which the Board of Directors may grant to employees nonqualified stock options with or without appreciation rights. The Company accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. For purposes of pro forma disclosures under SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31 is as follows:

(in thousands, except per-share amounts)	2004	2003	2002
Net income, as reported	$889,766	$760,928	$580,217
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all option awards, net of related tax effects	(13,932)	(13,415)	(12,191)
Pro forma net income	$ 875,834	$ 747,513	$568,026
Earnings per share:			
Basic as reported	$ 3.02	$ 2.52	$ 1.92
Basic pro forma	$ 2.97	$ 2.47	$ 1.88
Diluted as reported	$ 3.00	$ 2.50	$ 1.90
Diluted pro forma	$ 2.96	$ 2.46	$ 1.86

In determining the effect of SFAS No. 123, the Black-Scholes option pricing model was used with the following weighted-average assumptions for 2004, 2003 and 2002: risk-free interest rate of approximately 3%, 3% and 4% respectively; dividend yield of 0.6%, 0.3% and 0.3%, respectively; expected common stock market volatility factor of 0.3, 0.4 and 0.4, respectively; and a weighted-average expected life of the options of 4.9, 4.7 and 4.4 years, respectively. Forfeitures are recognized as they occur.

Reclassifications

Certain prior years' amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) "Share-Based Payment," (SFAS No. 123(R)) which requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123(R) will require that the Company calculate the cost of stock option grants based on their grant date fair value, and recognize that cost in income over the vesting period. The new rules are effective for the Company beginning with the third quarter of 2005. The Company has elected to early adopt SFAS No. 123(R) under the

Modified Prospective Transition (MPT) method, as of January 1, 2005. Under the MPT method, the cost for awards that were granted prior to, but not vested, as of January 1, 2005 will be recognized in income over their remaining vesting period on a straight-line basis. The cost of these awards will be based on the grant date fair value estimate used for SFAS No. 123 pro forma disclosure purposes (see "Stock Options" above). The Company intends to use a lattice model to value stock options granted after January 1, 2005.

The Company expects that total stock compensation expense in 2005, including all types of share based payments, will be similar to the 2004 pro-forma stock compensation expense (see "Stock Options" above). Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current guidance. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $51.5 million $13.2 million, and $14.5 million in 2004, 2003 and 2002, respectively.

2. Additional Balance Sheet and Cash Flow Information

The following information represents additional detail for selected line items included in the consolidated balance sheets at December 31 and the statements of cash flows for the three years ended December 31.

BALANCE SHEET INFORMATION

(In thousands)	2004	2003
Accounts receivable, net:		
Domestic	$ 16,485	$ 16,542
Foreign	104,848	95,864
	$ 121,333	$ 112,406

Motorcycle sales in the United States and Canada and a portion of the motorcycle sales in Europe are generally financed by the purchasing dealers through HDFS, and are included in finance receivables in the consolidated balance sheets. The Company's remaining foreign motorcycle sales are sold on open account, letter of credit, draft and payment in advance or financed by the purchasing dealers. The allowance for doubtful accounts deducted from total accounts receivable was $10.3 million and $9.3 million as of December 31, 2004 and 2003, respectively.

(in thousands)	2004	2003
Inventories, net:		
Components at the lower of FIFO cost or market:		
Raw materials and work in process	$ 78,750	$ 89,823
Motorcycle finished goods	75,839	57,778
Parts and accessories and general merchandise	93,933	77,417
Inventory at lower of FIFO cost or market:	248,522	225,018
Excess of FIFO over LIFO cost	21,629	17,292
	$226,893	$ 207,726

Inventory obsolescence reserves deducted from FIFO cost were $14.5 million and $17.0 million as of December 31, 2004 and 2003, respectively.

(in thousands)	2004	2003
Property, plant and equipment, at cost:		
Land and related improvements	$ 40,867	$ 35,039
Buildings and related improvements	355,479	361,162
Machinery and equipment	1,628,667	1,661,554
Construction in progress	168,389	133,430
	2,193,402	2,191,185
Less accumulated depreciation	1,168,737	1,144,875
	$1,024,665	$1,046,310

(in thousands)	2004	2003
Accrued expenses and other liabilities:		
Payroll, performance incentives and related expenses	$ 151,833	$ 163,095
Warranty and recalls	45,285	34,069
Sales incentive programs	63,880	50,378
Income taxes	53,547	54,826
Fair value of derivative financial instruments	39,701	32,382
Other	78,807	72,816
	$ 433,053	$ 407,566

(in thousands)	2004	2003
Components of accumulated other comprehensive income (loss), net of tax:		
Cumulative foreign currency translation adjustment	$ 33,537	$ 24,138
Unrealized gain on investment in retained securitization interest	37,633	38,324
Unrealized net loss on derivative financial instruments	(16,231)	(13,752)
Unrealized net loss on marketable securities	(4,925)	(1,536)
Minimum pension liability adjustment	(62,110)	—
	$ (12,096)	$ 47,174

CASH FLOW INFORMATION

(in thousands)	2004	2003	2002
Net changes in current assets and current liabilities:			
Accounts receivable	$ (8,927)	$ (3,712)	$ 10,149
Inventories	(19,167)	10,430	(37,041)
Finance receivables – accrued interest and other	(27,443)	(54,796)	(36,382)
Accounts payable and accrued liabilities	39,569	15,545	92,430
Other	(8,898)	13,889	(13,067)
	$ (24,866)	$ (18,644)	$ 16,089

Cash paid during the period for interest and income taxes:

(in thousands)	2004	2003	2002
Interest	$ 21,346	$ 17,024	$ 15,067
Income taxes	$ 469,658	$ 370,597	$ 241,392

Interest paid represents interest payments of HDFS which are included in financial services expense.

The Company capitalized approximately $3.9 million and $2.7 million of interest expense in 2003 and 2002, respectively, in connection with expansion projects.

3. Acquisition

On January 1, 2004 the Company acquired the remaining interest in its joint venture with Porsche AG, of which the Company previously owned a 51% share. The purchase price for the remaining interest in the joint venture was approximately $9.5 million. The acquisition was funded with cash on hand. Goodwill of $4.1 million has been recorded under the Motorcycles segment as a result of this transaction.

4. Financial Services

HDFS is engaged in the business of financing and servicing wholesale inventory receivables and retail loans, primarily for the purchase of motorcycles. HDFS is responsible for all credit and collection activities for the Motorcycles segment's domestic dealer receivables and many of its European dealer receivables. Prior to August 2002, HDFS offered wholesale financing to the Company's European motorcycle dealers through a joint venture with Transamerica Distribution Finance. In August 2002, HDFS terminated the joint venture relationship and began directly servicing the wholesale financing needs of many of the Company's European dealers. HDFS conducts business in the United States, Canada and Europe.

The condensed statements of operations relating to the Financial Services segment, for the years ended December 31, were as follows:

(in thousands)	2004	2003	2002
Interest income	$ 102,177	$ 87,048	$ 76,078
Income from securitizations	115,104	114,402	74,915
Other income	87,981	78,009	60,507
Financial services income	305,262	279,459	211,500
Interest expense	22,723	17,635	15,149
Operating expenses	93,939	93,951	92,124
Financial services expense	116,662	111,586	107,273
Operating income from financial services	$188,600	$167,873	$104,227

Interest income includes approximately $11.8 million, $9.2 million, and $8.4 million of interest on wholesale finance receivables paid by HDMC to HDFS in 2004, 2003 and 2002, respectively. This interest is paid on behalf of HDMC's independent dealers as an incentive to purchase inventory during winter months. These interest transactions between the Motorcycles and Financial Services segments are not eliminated; however, the net effect had no impact on consolidated net income.

Income from securitizations includes gains on current year securitization transactions of $58.3 million, $82.2 million and $36.1 million during 2004, 2003 and 2002, respectively, and income on investment in retained securitization interests of $56.8 million, $32.2 million and $18.8 million during 2004, 2003 and 2002, respectively.

FINANCE RECEIVABLES

Finance receivables owned by HDFS at December 31 for the past five years were as follows:

(in thousands)	2004	2003	2002	2001	2000
Wholesale					
United States	$ 870,640	$ 690,662	$ 574,489	$ 527,513	$ 414,713
Europe	73,231	91,987	91,137	—	—
Canada	51,945	59,171	42,236	40,793	42,213
Total Wholesale	995,816	841,820	707,862	568,306	456,926
Retail					
United States	744,357	580,191	509,094	291,796	168,960
Canada	120,217	92,740	60,921	52,241	49,574
Total Retail	864,574	672,931	570,015	344,037	218,534
	1,860,390	1,514,751	1,277,877	912,343	675,460
Allowance for credit losses	30,277	31,311	31,045	28,684	10,947
	1,830,113	1,483,440	1,246,832	883,659	664,513
Investment in retained securitization interests	282,187	254,409	198,748	152,097	100,437
	$2,112,300	$1,737,849	$1,445,580	$1,035,756	$764,950

HDFS provides wholesale financing to the Company's independent dealers and retail financing to end consumers of the Company's new and used products as well as products of other manufacturers. Wholesale loans to dealers are generally secured by financed inventory or property and are originated in the U.S., Canada, and Europe.

HDFS provides retail financial services to customers of the Company's independent dealers in the United States and Canada. The origination of retail loans is a separate and distinct transaction between HDFS and the retail customer, unrelated to the Company's sale of product to its dealers. Retail loans consist of secured promissory notes and installment loans. HDFS either holds titles or liens on titles to vehicles financed by promissory notes and installment loans. As of December 31, 2004 and 2003, approximately 10% of gross outstanding finance receivables were originated in California and 10% were originated in Canada, respectively.

At December 31, 2004 and 2003, unused lines of credit extended to HDFS' wholesale finance customers totaled $700 million and $588 million respectively. Approved but unfunded retail finance loans totaled $343 million and $289 million at December 31, 2004 and 2003, respectively.

Wholesale finance receivables are related primarily to motorcycles and related parts and accessories sales to independent dealers and are generally contractually due within one year. Retail finance receivables are primarily related to sales of motorcycles to the dealers' customers, the end consumers. On December 31, 2004, contractual maturities of finance receivables were as follows:

(in thousands)	UNITED STATES	EUROPE	CANADA	TOTAL
2005	$ 946,044	$73,231	$ 66,602	$ 1,085,877
2006	74,437	—	15,757	90,194
2007	82,604	—	17,581	100,185
2008	91,876	—	19,617	111,493
2009	102,198	—	21,890	124,088
Thereafter	317,838	—	30,715	348,553
Total	$1,614,997	$73,231	$172,162	$1,860,390

As of December 31, 2004, all finance receivables due after one year were at fixed interest rates.

The allowance for credit losses is comprised of individual components relating to wholesale and retail finance receivables. Changes in the allowance for credit losses for the years ended December 31 are as follows:

(in thousands)	2004	2003	2002
Balance at beginning of year	$ 31,311	$31,045	$28,684
Provision for finance credit losses	3,070	4,076	6,167
Charge-offs, net of recoveries	(4,104)	(3,810)	(3,806)
Balance at end of year	$30,277	$ 31,311	$ 31,045

Included in charge-offs, net of recoveries are $3.7 million and $1.3 million of recoveries in 2004 and 2003, respectively, received by HDFS from HDMC. These recoveries relate to certain guarantees provided by HDMC on wholesale loans to European Harley-Davidson dealers. At December 31, 2004 and 2003, HDMC has $3.3 million and $3.5 million, respectively, included in their allowance for doubtful accounts related to outstanding guarantees.

At December 31, 2004, 2003, 2002 and 2001, the carrying value of retail and wholesale finance receivables contractually past due 90 days or more is:

(in thousands)	2004	2003	2002	2001
United States	$ 1,906	$ 2,012	$1,724	$2,262
Canada	994	639	523	365
Europe	3,688	4,126	5,307	—
Total	$ 6,588	$6,777	$ 7,554	$2,627

SECURITIZATION TRANSACTIONS

During 2004, 2003 and 2002, the Company sold $1.9 billion, $1.7 billion, and $1.3 billion, respectively, of retail motorcycle loans through securitization transactions utilizing QSPEs (see Note 1 to the Consolidated Financial Statements). The Company retains an interest in excess cash flows, servicing rights and cash reserve account deposits, collectively referred to as investment in retained securitization interests. In conjunction with these and prior sales, HDFS has assets of $282.2 million and $254.4 million representing retained securitization interests at December 31, 2004 and 2003, respectively. The Company receives annual servicing fees approximating 1% of the outstanding balance. HDFS serviced $3.1 billion and $2.6 billion of securitized retail loans as of December 31, 2004 and 2003, respectively.

The Company's retained securitization interests, excluding servicing rights, are subordinate to the interests of securitization trust investors. Investors and securitization trusts have no recourse to the Company's other assets. Recourse is limited to the Company's rights to future cash flow on retained securitization interests, excluding servicing rights. Key assumptions in the valuation of the investment in retained securitization interests and in calculating the gain on current year securitizations are credit losses, prepayments and discount rate.

At the date of the transaction, the following key assumptions were used to calculate the gain on securitizations completed in 2004, 2003 and 2002:

	2004	2003	2002
Prepayment speed (Single Monthly Mortality)	2.50%	2.50%	2.50%
Weighted-average life (in years)	1.94	1.93	1.95
Expected cumulative net credit losses	2.60%	2.60%	2.38%
Residual cash flows discount rate	12.00%	12.00%	12.00%

As of December 31, 2004 and 2003, respectively, the following key assumptions were used to value the investment in retained securitization interests:

	2004	2003
Prepayment speed (Single Monthly Mortality)	2.50%	2.50%
Weighted-average life (in years)	2.00	1.97
Expected cumulative net credit losses	2.55%	2.48%
Residual cash flows discount rate	12.00%	12.00%

Expected cumulative net credit losses are a key assumption in the valuation of retained securitization interests. As of December 31, 2004, 2003 and 2002, respectively, weighted average expected net credit losses for all active securitizations were 2.55%, 2.48% and 2.24%. The table below summarizes, as of December 31, 2004, 2003 and 2002, respectively, expected cumulative net credit losses by year of securitization, expressed as a percentage of the original balance of loans securitized for all securitizations completed during the years noted.

EXPECTED CUMULATIVE NET CREDIT LOSSES (%) AS OF:	LOANS SECURITIZED IN				
	2004	2003	2002	2001	2000
December 31, 2004	2.60%	2.60%	2.39%	2.30%	2.38%
December 31, 2003	—	2.60%	2.39%	2.25%	2.37%
December 31, 2002	—	—	2.38%	2.13%	2.06%

Detailed below at December 31, 2004 and 2003 is the sensitivity of the fair value to immediate 10% and 20% adverse changes in the weighted average key assumptions for all retained securitization interests:

(dollars in thousands)	2004	2003
Carrying amount/fair value of retained interests	$ 282,187	$ 254,409
Weighted-average life (in years)	2.00	1.97
Prepayment speed assumption (monthly rate)	2.50%	2.50%
Impact on fair value of 10% adverse change	$ (7,800)	$ (7,300)
Impact on fair value of 20% adverse change	$ (15,100)	$ (14,200)
Expected cumulative net credit losses	2.55%	2.48%
Impact on fair value of 10% adverse change	$ (14,800)	$ (11,100)
Impact on fair value of 20% adverse change	$ (29,600)	$ (22,300)
Residual cash flows discount rate (annual)	12.00%	12.00%
Impact on fair value of 10% adverse change	$ (5,100)	$ (4,600)
Impact on fair value of 20% adverse change	$ (10,100)	$ (9,000)

These sensitivities are hypothetical and should not be considered to be predictive of future performance. Changes in fair value generally cannot be extrapolated because the relationship of change in assumption to change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

The table below provides information regarding certain cash flows received from and paid to all motorcycle loan securitization trusts during the years ended December 31, 2004 and 2003:

(in thousands)	2004	2003
Proceeds from new securitizations	$1,847,895	$1,724,060
Servicing fees received	30,504	23,789
Other cash flows received on retained interests	178,181	144,343
10% Clean-up call repurchase option	(36,620)	(31,779)

Managed retail motorcycle loans consist of all retail motorcycle installment loans serviced by HDFS including, those held by securitization trusts and those held by HDFS. As of December 31, 2004 and 2003, managed retail motorcycle loans totaled $3.7 billion and $3.0 billion, respectively, of which $3.1 billion and $2.6 billion, respectively, are securitized. The principal amount of motorcycle managed loans

60 days or more past due was $40.0 million and $40.7 million at December 31, 2004 and 2003, respectively. Managed loans 60 days or more past due exclude loans reclassified as repossessed inventory. Credit losses, net of recoveries, of the motorcycle managed loans were $33.0 million and $27.0 million during 2004 and 2003, respectively.

FINANCE DEBT

HDFS' debt as of December 31 consisted of the following:

(in thousands)	2004	2003
Commercial paper	$ 702,147	$406,907
Credit facilities	168,309	158,512
	870,456	565,419
Medium-term notes	394,985	398,886
Senior subordinated notes	30,000	30,000
	$1,295,441	$ 994,305

Credit Facilities

During September 2004, HDFS entered into a $1.1 billion revolving credit facility (Global Credit Facility) due September 2009. This facility replaced $750 million of domestic credit facilities (Domestic Credit Facilities) and the $200 million European credit facility, both described below. The primary use of the Global Credit Facility is to provide liquidity to the unsecured commercial paper program and to fund domestic and foreign operations. Subject to certain limitations, HDFS has the option to borrow in various currencies. Interest is based on London interbank offered rates (LIBOR), European interbank offered rates or other short-term indices, depending on the type of advance. The Global Credit Facility is a committed facility, and HDFS pays a fee for its availability.

Prior to September 2004, HDFS had agreements with financial institutions providing bank credit facilities totaling $750 million. The Domestic Credit Facilities consisted of a $350 million revolving term facility due in 2005 and a $400 million 364-day revolving credit facility due September 2004. The primary uses of the Domestic Credit Facilities were to provide liquidity to the unsecured commercial paper program and to fund HDFS' business operations.

Prior to September 2004, HDFS had a $200 million European revolving credit facility due July 2005. The primary purpose of the facility was to fund HDFS' European business operations. Subject to certain limitations, HDFS could borrow in various currencies. Interest was based on LIBOR or European Interbank Offered Rates based on the currency of the borrowings.

Commercial Paper

Subject to limitations, HDFS may issue commercial paper of up to $1.1 billion. Maturities may range up to 270 days from the issuance date. Outstanding commercial paper may not exceed the unused portion of the Global Credit Facility. As a result, the combined total of commercial paper and borrowings under the Global Credit Facility was limited to $1.1 billion as of December 31, 2004. The weighted-average interest rate of outstanding commercial paper balances was 2.29% and 1.10% at December 31, 2004 and 2003, respectively. The December 31, 2004 and 2003 weighted-average interest rate includes the impact of interest rate swap agreements.

Medium-Term Notes

During November 2003, HDFS issued $400 million of 3.63% medium-term notes (Notes) due in December 2008. The Notes provide for semi-annual interest payments and principal due at maturity. HDFS entered into a swap agreement, the effect of which is to convert the interest rate on the Notes from a fixed rate to a floating rate, which is based on 3-month LIBOR. The weighted-average interest rate for the years ended December 31, 2004 and 2003 was 1.6% and 1.3%, respectively, which includes the impact of interest rate swap agreements. At December 31, 2004 and 2003, the Notes reflect a $5.0 million and a $1.1 million decrease, respectively, due to the fair value adjustment related to the impact of the interest rate swap agreements.

Senior Subordinated Debt

At December 31, 2004, and 2003, HDFS had $30 million of 6.79% senior subordinated notes outstanding due in 2007. The senior subordinated notes provide for semi-annual interest payments and principal at maturity.

Intercompany Borrowings

HDFS has a revolving credit line with the Company whereby HDFS may borrow up to $210 million at market rates of interest. As of December 31, 2004 and 2003, HDFS had no borrowings owed to the Company under the revolving credit agreement.

The Company has classified the $395.0 million of medium-term notes and the $30.0 million senior subordinated notes as long-term finance debt at December 31, 2004. Additionally, the Company has also classified $375.0 million related to its Commercial Paper and its Global Credit Facilities as long-term finance debt as of December 31, 2004. This amount has been excluded from current liabilities because it is supported by the Global Credit Facility and because the Company intends that at least this amount will remain outstanding for an uninterrupted period extending beyond one year from the balance sheet date.

The Company and HDFS have entered into a support agreement wherein, if required, the Company agrees to provide HDFS certain financial support to maintain certain financial covenants. Support may be provided either as capital contributions or loans at the Company's option. No amount has ever been provided to HDFS under the support agreement.

HDFS has met various operating and financial covenants and remains in compliance at December 31, 2004.

5. Income Taxes

Provision for income taxes for the years ended December 31 consists of the following:

(in thousands)	2004	2003	2002
Current:			
Federal	$ 466,476	$ 324,960	$ 241,915
State	61,982	33,461	20,265
Foreign	2,775	4,581	4,870
	531,233	363,002	267,050
Deferred:			
Federal	(38,332)	39,902	34,048
State	(5,261)	5,040	5,079
Foreign	2,080	(2,837)	(567)
	(41,513)	42,105	38,560
Total	$ 489,720	$ 405,107	$ 305,610

The provision for income taxes differs from the amount that would be provided by applying the statutory U.S. corporate income tax rate due to the following items for the years ended December 31:

	2004	2003	2002
Provision at statutory rate	35.0%	35.0%	35.0%
Foreign income taxes	0.1	0.1	0.2
Foreign tax credits	(0.1)	(0.1)	(0.1)
State taxes, net of federal benefit	2.5	2.1	1.5
Foreign sales corporation	(0.7)	(0.5)	(0.5)
Research and development credit	(0.5)	(0.5)	(0.6)
Other	(0.8)	(1.4)	(1.0)
Provision for income taxes	35.5%	34.7%	34.5%

Deferred income taxes result from temporary differences between the recognition of revenues and expenses for financial statements and income tax returns. The principal components of the Company's deferred tax assets and liabilities as of December 31 include the following:

(in thousands)	2004	2003
Deferred tax assets:		
Accruals not yet tax deductible	$ 76,192	$ 69,802
Postretirement healthcare benefit obligation	58,455	49,161
Supplemental employee retirement plan agreements obligation	19,387	16,508
Minimum pension liability	38,230	—
Other, net	19,535	15,088
	211,799	150,559
Deferred tax liabilities:		
Depreciation, tax in excess of book	(76,385)	(82,959)
Prepaid pension costs	(96,163)	(109,969)
Unrealized gain on investment in retained securitization interests	(20,452)	(20,818)
Other, net	(9,714)	(11,499)
	(202,714)	(225,245)
Net deferred tax (liability) asset	$ 9,085	$(74,686)

6. Commitments and Contingencies

The Company is subject to lawsuits and other claims related to environmental, product and other matters. In determining required reserves related to these items, the Company carefully analyzes cases and considers the likelihood of adverse judgments or outcomes, as well as the potential range of possible loss. The required reserves are monitored on an ongoing basis and are updated based on new developments or new information in each matter.

In January 2001, the Company, on its own initiative, notified each owner of 1999 and early-2000 model year Harley-Davidson motorcycles equipped with Twin Cam 88 and Twin Cam 88B engines that the Company was extending the warranty for a rear cam bearing to 5 years or 50,000 miles. Subsequently, on June 28, 2001, a putative nationwide class action was filed against the Company in state court in Milwaukee County, Wisconsin, which was amended by a complaint filed September 28, 2001. The complaint alleged that this cam bearing is defective and asserted various legal theories. The complaint sought unspecified compensatory and punitive damages for affected owners, an order compelling the Company to repair the engines, and other relief. On February 27, 2002, the Company's motion to dismiss the amended complaint was granted by the Court and the amended complaint was dismissed in its entirety. An appeal was filed with the Wisconsin Court of Appeals. On April 12, 2002, the same attorneys filed a second putative nationwide class action against the Company in state court in Milwaukee County, Wisconsin relating to this cam bearing issue and asserting different legal theories than in the first action. The complaint sought unspecified compensatory damages, an order compelling the Company to repair the engines and other relief. On September 23, 2002, the Company's motion to dismiss was granted by the Court, the complaint was dismissed in its entirety, and no appeal was taken. On January 14, 2003, the Wisconsin Court of Appeals reversed the trial court's February 27, 2002 dismissal of the complaint in the first action, and the Company petitioned the Wisconsin Supreme Court for review. On March 26, 2004, the Wisconsin Supreme Court reversed the Court of Appeals and dismissed the remaining claims in the action. On April 12, 2004, the same attorneys filed a third action in the state court in Milwaukee County, on behalf of the same plaintiffs from the action dismissed by the Wisconsin Supreme Court. This third action was dismissed by the court on July 26, 2004. In addition, the plaintiffs in the original case moved to reopen that matter and amend the complaint to add new causes of action, which motion was denied on August 23, 2004. A notice of appeal to the Wisconsin Court of Appeals from the latter dismissal was filed by the plaintiffs and the appeal is currently pending. The Company intends to continue to vigorously defend this matter. The Company believes that the 5-year/50,000-mile warranty extension it announced in January 2001 adequately addresses the condition for affected owners.

The Company is involved with government agencies and groups of potentially responsible parties in various environmental matters, including a matter involving the cleanup of soil and groundwater contamination at its York, Pennsylvania, facility. The York facility was formerly used by the U.S. Navy and AMF prior to the purchase of the York facility by the Company from AMF in 1981. Although the Company is not certain as to the full extent of the environmental contamination at the York facility, it has been working with the Pennsylvania Department of Environmental Protection since 1986 in undertaking environmental investigation and remediation activities, including an ongoing site-wide remedial investigation/feasibility study (RI/FS).

In January 1995, the Company entered into a settlement agreement (the Agreement) with the Navy. The Agreement calls for the Navy and the Company to contribute amounts into a trust equal to 53% and 47%, respectively, of future costs associated with environmental investigation and remediation activities at the York facility (Response Costs). The trust administers the payment of the Response Costs incurred at the York facility as covered by the Agreement.

In February 2002, the Company was advised by the U.S. Environmental Protection Agency (EPA) that it considers some of the Company's remediation activities at the York facility to be subject to the EPA's corrective action program under the Resource Conservation and Recovery Act (RCRA) and offered the Company the option of addressing corrective action under an RCRA facility lead agreement. The objectives and procedures for facility lead corrective action under RCRA are consistent with the investigation and remediation already being conducted under the Agreement with the Navy, and the Company agreed to participate in EPA's corrective action program under a RCRA facility lead agreement.

Although the RI/FS is still under way and substantial uncertainty exists concerning the nature and scope of the additional environmental investigation and remediation that will ultimately be required at the York facility, the Company estimates that its share of the future Response Costs at the York facility will be approximately $6.7 million. The Company has established reserves for this amount, which are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets.

The estimate of the Company's future Response Costs that will be incurred at the York facility is based on reports of independent environmental consultants retained by the Company, the actual costs incurred to date, and the estimated costs to complete the necessary investigation and remediation activities. Response Costs related to the remediation of soil are expected to be incurred over a period of several years ending in 2010. Response Costs related to ground water remediation may continue for some time beyond 2010. However, these Response Costs are expected to be much lower than those related to the remediation of soil.

Under the terms of the sale of the Commercial Vehicles Division in 1996, the Company has agreed to indemnify Utilimaster Corporation, until 2008, for certain claims related to environmental contamination present at the date of sale, up to $20 million. Based on the environmental studies performed as part of the sale of the Transportation Vehicles segment, the Company does not expect to incur any material expenditures under this indemnification.

Additionally, the Company is involved in product liability suits related to the operation of its business. The Company accrues for claim exposures which are probable of occurrence and can be reasonably estimated. The Company also maintains insurance coverage for product liability exposures. The Company believes that its accruals and insurance coverage are adequate and that product liability will not have a material adverse effect on the Company's consolidated financial statements.

7. Employee Benefit Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans and several postretirement healthcare benefit plans, which cover substantially all employees of the Motorcycles segment. The Company also has unfunded supplemental employee retirement plan agreements (SERPA) with certain employees which were instituted to replace benefits lost under the Tax Revenue Reconciliation Act of 1993.

Pension benefits are based primarily on years of service and, for certain plans, levels of compensation. Employees are eligible to receive postretirement healthcare benefits upon attaining age 55 after rendering at least 10 years of service to the Company. The Company's postretirement healthcare plans are currently funded as claims are submitted. Some of the plans require employee contributions to offset benefit costs.

OBLIGATIONS AND FUNDED STATUS

The information following provides detail of changes in the projected benefit obligations, changes in the fair value of plan assets and funded status as of the Company's September 30 measurement date.

(In thousands)	Pension and SERPA 2004	Pension and SERPA 2003	Postretirement Healthcare Benefits 2004	Postretirement Healthcare Benefits 2003
Change in benefit obligation:				
Benefit obligation, October 1	$ 711,357	$ 567,216	$ 250,863	$ 184,996
Service cost	36,863	35,282	11,367	12,145
Interest cost	45,852	41,979	14,994	13,462
Plan amendments	—	—	(22,366)	—
Actuarial losses (gains)	39,024	77,153	(4,870)	48,217
Plan participant contributions	6,524	6,738	43	12
Benefits paid	(22,622)	(17,011)	(8,686)	(7,969)
Benefit obligation, September 30	816,998	711,357	241,345	250,863
Change in plan assets:				
Fair value of plan assets, October 1	650,428	309,469	—	—
Actual return on plan assets	76,141	59,116	—	—
Company contributions	1,712	292,116	8,643	7,957
Plan participant contributions	6,524	6,738	43	12
Benefits paid	(22,622)	(17,011)	(8,686)	(7,969)
Fair value of plan assets, September 30	712,183	650,428	—	—
Funded status of the plans:				
Projected benefit obligation over plan assets	(104,815)	(60,929)	(241,345)	(250,863)
Unrecognized prior service cost	54,959	62,040	(11,841)	9,500
Unrecognized net loss	257,227	246,759	101,042	111,603
Minimum pension liability:				
Intangible asset	(22,043)	—	—	—
Accumulated other comprehensive loss	(100,340)	—	—	—
Prepaid (accrued) benefit cost, September 30	84,988	247,870	(152,144)	(129,760)
Fourth quarter contributions	155	—	2,296	2,316
Prepaid (accrued) benefit cost, December 31	$ 85,143	$ 247,870	$ (149,848)	$ (127,444)
Amounts recognized in the Consolidated Balance Sheets, December 31:				
Accrued benefit liability (other long-term liabilities)	$ (48,179)	$ (37,311)	$ (149,848)	$ (127,444)
Prepaid benefit cost (other long-term assets)	133,322	285,181	—	—
Net amount recognized	$ 85,143	$ 247,870	$ (149,848)	$ (127,444)

BENEFIT COSTS

Components of net periodic benefit costs for the years ended December 31:

(in thousands)	Pension and SERPA 2004	2003	2002	Postretirement Healthcare Benefits 2004	2003	2002
Service cost	$ 36,863	$ 35,282	$ 22,158	$ 11,367	$ 12,145	$ 8,411
Interest cost	45,852	41,979	35,723	14,994	13,462	11,539
Expected return on plan assets	(59,193)	(39,500)	(29,323)	—	—	—
Amortization of unrecognized:						
Prior service cost	7,081	7,098	7,148	(1,025)	546	546
Net loss	10,145	9,609	6,320	5,691	4,296	1,766
Net periodic benefit cost	$40,748	$54,468	$42,026	$31,027	$30,449	$22,262

ASSUMPTIONS

Weighted-average assumptions used to determine benefit obligations as of September 30 and weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30 are as follows:

	Pension and SERPA 2004	2003	2002	Post Retirement Healthcare Benefits 2004	2003	2002
Assumptions for benefit obligations						
Discount rate	6.25%	6.50%	7.25%	6.25%	6.50%	7.25%
Rate of compensation	3.50%	4.00%	5.00%	n/a	n/a	n/a
Assumptions for net periodic benefit cost						
Discount rate	6.50%	6.50%	8.00%	6.50%	6.50%	8.00%
Expected return on plan assets	8.50%	8.50%	8.50%	n/a	n/a	n/a
Rate of compensation increase	4.00%	5.00%	5.00%	n/a	n/a	n/a

PENSION AND SERPA ACCUMULATED BENEFIT OBLIGATION

Each of the Company's pension and SERPA plans has a separately determined accumulated benefit obligation (ABO) and plan asset value. The ABO is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation (PBO) in that it includes no assumption about future compensation levels. The total ABO for all the Company's pension and SERPA plans combined was $719.7 million and $605.6 million as of September 30, 2004 and 2003, respectively.

The following table summarizes information related to Company pension plans with an ABO or PBO in excess of the fair value of plan assets as of September 30.

(in millions)	2004	2003
Plans with ABOs in excess of fair value of plan assets:		
ABO	$ 270.2	—
Fair value of plan assets	268.2	—
Number of plans	1	—
Plans with PBOs in excess of fair value of plan assets:		
PBO	$ 510.3	$ 209.2
Fair value of plan assets	$ 458.9	$ 173.5
Number of plans	2	1

The Company's SERPA plans, which can only be funded as claims are paid, had projected and accumulated benefit obligations of $56.8 million and $44.8 million, respectively, as of September 30, 2004 and $49.8 and $32.6 million, respectively as of September 30, 2003.

PENSION PLAN ASSETS

The Company's pension plan weighted-average asset allocations at September 30, 2004 and 2003, by asset category are as follows:

(in thousands)	2004		2003	
Equity securities (excluding Company stock)	$505,548	71%	$364,117	56%
Debt securities	100,984	14	86,117	13
Company stock	75,702	11	61,387	10
Cash	29,949	4	138,807	21
Total	$712,183	100%	$650,428	100%

The Company employs a total return investment approach whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by maximizing investment returns within that prudent level of risk. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. The Company's targeted asset allocation ranges as a percentage of total market value are as follows: equity securities, 45% to 75%; debt securities, 13% to 17%; and Company stock not to exceed 25%. Additionally, cash balances are maintained at levels adequate to meet near term plan expenses and benefit payments. The allocation of balances at September 30, 2003 was not reflective of the Company's targets as a result of a $180 million contribution which had not been completely allocated from cash. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews.

The fair value of plan assets were approximately $760 and $700 million as of December 31, 2004 and 2003, respectively. Included in the plan assets are 1,273,592 shares of the Company's common stock at December 31, 2004 and 2003. The market value of these shares at December 31, 2004 and 2003 was $77.4 million and $60.5 million, respectively. Company policy limits the value of its stock to 25% of the total value of plan assets.

The Company's overall expected long-term rate of return on assets is 8.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on historical returns adjusted to reflect the current view of the long-term investment market.

POSTRETIREMENT HEALTHCARE COST

The weighted average healthcare cost trend rate used in determining the accumulated postretirement benefit obligation of the healthcare plans was as follows:

	2004	2003
Healthcare cost trend rate for next year	12.0%	15.0%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2007	2007

This healthcare cost trend rate assumption can have a significant effect on the amounts reported. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

(in thousands)	ONE PERCENT INCREASE	ONE PERCENT DECREASE
Total of service and interest cost components in 2004	$ 1,015	$ 942
Postretirement benefit obligation as of September 30, 2004	$11,418	$10,611

MEDICARE CHANGES

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a voluntary prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare. The Company has determined that prescription drug benefits offered under its plans are at least actuarially equivalent to the benefits that will be provided under Medicare and expects to receive the federal subsidy provided under the Act. The Company began recognizing the impact of the Act's provisions in the third quarter of 2004. As a result, postretirement benefit cost for 2004 was $2.0 million lower than it would have been, had the Company not recognized the impact of the provisions of the Act. The Company's recognition of the impact of these provisions also resulted in a decrease of $23.3 million in the accumulated postretirement benefit obligation, related to benefits attributed to past service.

FUTURE CONTRIBUTIONS AND BENEFIT PAYMENTS

The Company intends to begin pre-funding its postretirement healthcare plans in 2005 and is currently planning to contribute approximately $100 million to the plans during the first half of 2005. The Company is also currently planning to contribute a minimum of $20 million to its pension plans during 2005. The expected benefit payments and Medicare subsidy receipts for the next five years and thereafter are as follows:

(in thousands)	PENSION AND SERPA	POSTRETIREMENT HEALTHCARE BENEFITS	MEDICARE SUBSIDY RECEIPTS
2005	$ 53,092	$ 11,099	$ 0
2006	27,380	12,561	630
2007	30,579	14,793	709
2008	33,425	18,383	790
2009	36,973	19,471	891
2010–2014	235,225	117,769	6,526

DEFINED CONTRIBUTION PLANS

The Company has various defined contribution benefit plans that in total cover substantially all full-time employees. Employees can make voluntary contributions in accordance with the provisions of their respective plan, which includes a 401(k) tax deferral option. The Company expensed $8.2 million, $7.8 million and $6.9 million for matching contributions during 2004, 2003 and 2002, respectively.

8. Capital Stock

As of December 31, 2004 and 2003, the Company was authorized to issue 800,000,000 shares of common stock of $.01 par value and 2,000,000 shares of preferred stock of $1.00 par value.

During 2004 and 2003, the Company repurchased 10.6 million and 2.3 million shares of its common stock at weighted average prices of $53.11 and $44.28, respectively. These repurchases were made pursuant to the following authorizations.

During 2004 and 2003, 2.8 million and 2.3 million shares, respectively, were repurchased under a continuing authorization from its Board of Directors to repurchase shares of its outstanding common stock under which the cumulative number of shares repurchased, at the time of any repurchase, shall not exceed the sum of (1) the number of shares issued in connection with the exercise of stock options occurring on or after January 1, 2004, plus (2) 1% of the issued and outstanding common stock of the Company on January 1 of the current year, adjusted for any stock split.

The remaining 7.8 million shares repurchased during 2004 were completed under a separate authorization from the Company's Board of Directors originally approved in 1990. The original authorization provided for the repurchase of 16 million shares of common stock (adjusted for two 2-for-1 stock splits) and contained no dollar limit or expiration date. As of the completion of the 2004 repurchases there were no remaining shares available under this authorization.

On April 24, 2004, the Company's Board of Directors separately authorized the Company to buy back 20 million shares of its common stock with no dollar limit or expiration date. No repurchases have been made under this authorization as of December 31, 2004.

The Company has designated 500,000 of the 2,000,000 authorized shares of preferred stock as Series A Junior Participating preferred stock (Preferred Stock). The Preferred Stock has a par value of $1 per share. Each share of Preferred Stock, none of which is outstanding, is entitled to 10,000 votes per share (subject to adjustment) and other rights such that the value of a one ten-thousandth interest in a share of Preferred Stock should approximate the value of one share of common stock.

The Preferred Stock is reserved for issuance in connection with the Company's outstanding Preferred Stock purchase rights (Rights). On February 17, 2000, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of common stock payable upon the close of business on August 20, 2000 to the shareholders of record on that date. Under certain conditions, each Right entitles the holder to purchase one ten-thousandth of a share of Preferred Stock at an exercise price of $175, subject to adjustment. The Rights are only exercisable if a person or group has: (1) acquired 15% or more of the outstanding common stock; or (2) has announced an intention to acquire 25% or more of the outstanding common stock (either (1) or (2) are a "Triggering Event"). If there is a 15% acquiring party, then each holder of a Right, other than the acquiring party, will be entitled to purchase, at the exercise price, Preferred Stock having a market value of two times the exercise price.

In addition, prior to the acquisition of 50% or more of the outstanding common stock by an acquiring party, the Board of Directors of the Company may exchange the Rights (other than the Rights of an acquiring party which have become void), in whole or in part, at an exchange ratio of one share of common stock or one ten-thousandth of a share of Preferred Stock (or a share of the Company's preferred stock having equivalent rights, privileges, and preferences) per Right, subject to adjustment. The Rights expire upon the close of business on August 20, 2010, subject to extension.

9. Stock Options

The Company has stock option plans under which the Board of Directors may grant to employees nonqualified stock options with or without appreciation rights. The options have an exercise price equal to the fair market value of the underlying stock at the date of grant and vest ratably over a four-year period with the first 25% becoming exercisable one year after the date of grant. The options expire 10 years from the date of grant. The number of shares of common stock available for future option grants under such plans were 13.8 million and 3.1 million at December 31, 2004 and 2003, respectively.

The following table summarizes the transactions of the stock option plans for the years ended December 31:

	2004		2003		2002	
	OPTIONS	PRICE(1)	OPTIONS	PRICE(1)	OPTIONS	PRICE(1)
Options outstanding at January 1	9,029,429	$ 30.78	8,682,868	$ 27.05	8,528,028	$ 22.09
Options granted	1,419,192	$ 52.45	1,652,252	$ 40.72	1,180,862	$ 52.10
Options exercised	(3,418,874)	$ 18.23	(1,190,887)	$ 16.17	(957,972)	$ 13.08
Options forfeited	(134,663)	$ 46.75	(114,804)	$ 43.89	(68,050)	$ 36.93
Options outstanding at December 31	6,895,084	$ 41.15	9,029,429	$ 30.78	8,682,868	$ 27.05
Weighted-average fair value of options granted during the year	$17.30		$13.87		$19.27	
Number of options exercisable at end of year	3,481,920	$34.90	5,560,631	$22.92	5,438,862	$17.73

(1) Represents a weighted-average exercise price.

Options outstanding at December 31, 2004:

PRICE RANGE	WEIGHTED-AVERAGE CONTRACTUAL LIFE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
$6.74 to $10	0.9	100,351	$ 8.40
$10.01 to $20	2.8	466,435	13.20
$20.01 to $30	4.2	505,730	25.93
$30.01 to $40	5.3	906,905	34.71
$40.01 to $50	7.3	2,466,953	42.19
$50.01 to $60	8.2	2,448,710	52.30
		6,895,084	

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

(in thousands, except per-share amounts)	2004	2003	2002
Numerator			
Net income used in computing basic and diluted earnings per share	$ 889,766	$ 760,928	$580,217
Denominator			
Denominator for basic earnings per share—weighted-average common shares	295,008	302,271	302,297
Effect of dilutive securities—employee stock option plan	1,844	2,199	2,861
Denominator for diluted earnings per share—adjusted weighted-average shares outstanding	296,852	304,470	305,158
Basic earnings per share	$ 3.02	$ 2.52	$ 1.92
Diluted earnings per share	$ 3.00	$ 2.50	$ 1.90

11. Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, trade receivables, finance receivables, trade payables, finance debt, foreign currency contracts and interest rate swaps. The book values of cash and cash equivalents, trade receivables and finance receivables are estimated to approximate their respective fair values.

MARKETABLE SECURITIES

The fair value of marketable securities is based primarily on quoted market prices. During 2004 and 2003 the Company recorded an after-tax loss of $3.4 million and $2.2 million, respectively, in other comprehensive income to adjust marketable securities to their fair value as of December 31.

FINANCE DEBT

None of the Company's debt instruments have readily ascertainable market values; however, the carrying values are considered to approximate their respective fair values. See Note 4 to the consolidated financial statements for the terms and carrying values of the Company's various debt instruments.

FOREIGN CURRENCY CONTRACTS

During 2004 and 2003 the Company utilized foreign currency contracts to hedge its sales transactions denominated in the euro. The foreign currency contracts were designated as cash flow hedges and generally have lives less than one year. During 2004 and 2003, these hedges were highly effective throughout the year. The fair value of foreign currency contracts was based on quoted market prices. Information related to the Company's foreign currency contracts as of December 31 is as follows:

(in millions)	2004	2003
Euro value	€ 235.0	€ 240.0
Notional U.S. dollar value	$ 284.7	$ 268.9
Fair value of contracts recorded as current liabilities	$ (34.7)	$ (31.0)
Unrealized loss recorded in accumulated other comprehensive income (loss), net of tax	$ (20.4)	$ (15.8)

Unrealized losses, net of taxes, as of December 31, 2003 of $15.8 million were reclassified to earnings during 2004 when the related sales transactions affected income. The Company expects that the unrealized losses, net of taxes, as of December 31, 2004, of $20.4 million will be reclassified to earnings within one year.

INTEREST RATE SWAPS—SECURITIZATION TRANSACTIONS

During 2004 and 2003, HDFS utilized interest rate swaps to reduce the impact of fluctuations in interest rates on its securitization transactions. These interest rate derivatives are designated as cash flow hedges and generally have a life of less than six months. During 2004 and 2003, the hedges were highly effective and, as a result, the amount of hedge ineffectiveness recognized during the year was insignificant. Information related to these swap agreements as of December 31 is as follows:

(in millions)	2004	2003
Notional value	$ 323.0	$ 251.8
Fair value of swaps recorded as current assets (liabilities)	$ 0.9	$ (0.3)
Unrealized gain (loss) recorded in accumulated other comprehensive income (loss), net of tax	$ 0.5	$ (0.2)

Unrealized losses of $0.2 million, net of taxes, as of December 31, 2003, were reclassified to earnings during 2004 upon the sale of the respective motorcycle loans. HDFS expects to reclassify $0.5 million of the unrealized gains, net of taxes, as of December 31, 2004, to earnings within one year when HDFS completes a securitization of retail motorcycle loans.

INTEREST RATE SWAPS—COMMERCIAL PAPER

During 2004 and 2003, HDFS entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis for a period of four years. The differential paid or received on these swaps is recognized on an accrual basis as an adjustment to interest expense. As of December 31, 2004 and 2003, the agreements were designated as cash flow hedges. During 2004 and 2003, the hedges were highly effective, and as a result, the amount of hedge ineffectiveness recognized during the year was insignificant. Information related to the swap agreements as of December 31 is as follows:

(in millions)	2004	2003
Notional value	$ 200.0	$ 150.0
Fair value of swap recorded as current assets	$ 5.8	$ 3.3
Unrealized gain recorded in accumulated other comprehensive income (loss), net of tax	$ 3.7	$ 2.2

Unrealized losses of $0.8 million, net of taxes, as of December 31, 2003, were reclassified to earnings during 2004 upon payment of the related interest. HDFS expects to reclassify $0.8 million of the unrealized gains, net of taxes, as of December 31, 2004, to earnings within one year. The unrealized gains will be offset by the payment of variable interest associated with the floating rate debt.

Interest Rate Swaps—Medium-Term Notes

During 2003, HDFS also entered into an interest rate swap agreement that effectively converts a portion of its fixed-rate debt to a floating-rate basis for a period of five years. The differential paid or received on this swap is recognized on an accrual basis as an adjustment to interest expense. As of December 31, 2004 and 2003, the agreement was designated as a fair value hedge. During 2004 and 2003, the hedge was highly effective and, as a result, there was no ineffectiveness recognized on this hedge during the year. Information related to this swap agreement as of December 31 is as follows:

(in millions)	2004	2003
Notional value	$ 400.0	$ 400.0
Fair value of swap recorded as current liabilities	$ (5.0)	$ (1.1)

No ready market exists for swaps utilized by HDFS. The interest rate swaps are valued using broker quotations.

12. Business Segments and Foreign Operations

BUSINESS SEGMENTS

The Company operates in two business segments: Motorcycles and Financial Services. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately based on the fundamental differences in their operations.

The Motorcycles segment consists primarily of the group of companies doing business as Harley-Davidson Motor Company and Buell Motorcycle Company. The Motorcycles segment designs, manufactures and sells primarily heavyweight (engine displacement of 651+cc) touring, custom and sport motorcycles and a broad range of related products which include motorcycle parts and accessories and riding apparel.

The Financial Services segment consists of Harley-Davidson Financial Services, Inc. HDFS is engaged in the business of financing and servicing wholesale inventory receivables and consumer retail installment sales contracts primarily for the purchase of motorcycles. HDFS conducts business in the United States, Canada and Europe.

Information by industry segment is set forth below for the years ended December 31:

(in thousands)	2004	2003	2002
Motorcycles net revenue and Financial Services income:			
Motorcycles net revenue	$ 5,015,190	$ 4,624,274	$ 4,090,970
Financial Services income	305,262	279,459	211,500
	$ 5,320,452	$ 4,903,733	$ 4,302,470
Income from operations:			
Motorcycles	$ 1,189,519	$ 996,889	$ 791,121
Financial Services	188,600	167,873	104,227
General corporate expenses	(16,628)	(15,498)	(12,646)
	$ 1,361,491	$ 1,149,264	$ 882,702

Information by industry segment is set forth below as of December 31:

(in thousands)	MOTORCYCLES	FINANCIAL SERVICES	CORPORATE	CONSOLIDATED
2004				
Identifiable assets	$ 1,646,251	$ 2,223,796	$ 1,613,246	$ 5,483,293
Depreciation	206,420	7,536	156	214,112
Capital expenditures	188,122	25,171	257	213,550
2003				
Identifiable assets	$ 1,778,566	$ 1,821,142	$ 1,323,380	$ 4,923,088
Depreciation	191,118	5,555	245	196,918
Capital expenditures	219,592	7,263	375	227,230
2002				
Identifiable assets	$ 1,541,110	$ 1,523,542	$ 796,565	$ 3,861,217
Depreciation	171,389	4,261	128	175,778
Capital expenditures	318,048	5,728	90	323,866

GEOGRAPHIC INFORMATION

Included in the consolidated financial statements are the following amounts relating to geographic locations for the years ended December 31:

(in thousands)	2004	2003	2002
Motorcycles net revenue[a]:			
United States	$4,097,882	$3,807,707	$3,416,432
Europe	477,962	419,052	337,463
Japan	192,720	173,547	143,298
Canada	136,721	134,319	121,257
Other foreign countries	109,905	89,649	72,520
	$ 5,015,190	$4,624,274	$4,090,970
Financial Services income[a]:			
United States	$ 283,837	$ 260,551	$ 199,380
Europe	9,538	8,834	4,524
Canada	11,887	10,074	7,596
	$ 305,262	$ 279,459	$ 211,500
Long-lived assets[b]:			
United States	$ 1,246,808	$ 1,400,772	$ 1,151,702
Other foreign countries	44,300	41,804	36,138
	$ 1,291,108	$ 1,442,576	$1,187,840

(a) *Net revenue and income is attributed to geographic regions based on location of customer.*

(b) *Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, such as deferred income taxes and finance receivables.*

13. Related Party Transactions

The Company has recorded the following material related party transactions. A director of the Company is Chairman and Chief Executive Officer and an equity owner of Fred Deeley Imports Ltd. (Deeley Imports), the exclusive distributor of the Company's motorcycles in Canada. During 2004, 2003 and 2002, the Company recorded revenue and financial services income from Deeley Imports of $137.6 million, $135.2 million and $120.3 million, respectively and had accounts receivables balances due from Deeley Imports of $13.1 million and $19.4 million at December 31, 2004 and 2003, respectively. All such products were provided in the ordinary course of business at prices and on terms and conditions determined through arm's-length negotiation.

Supplementary Data

Quarterly financial data (unaudited)

(in millions, except per-share data)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	Mar. 28, 2004	Mar. 30, 2003	June 27, 2004	June 29, 2003	Sep. 26, 2004	Sep. 28, 2003	Dec. 31, 2004	Dec. 31, 2003
Net revenue	$1,165.7	$1,113.7	$1,327.8	$1,218.9	$1,300.7	$1,133.6	$1,221.0	$1,158.1
Gross profit	440.1	403.0	503.4	443.2	494.6	403.3	461.4	416.0
Income before taxes	317.2	284.3	383.3	308.8	355.0	290.2	323.9	282.8
Net income	$ 204.6	$ 186.2	$ 247.2	$ 202.2	$ 229.0	$ 190.1	$ 209.0	$ 182.4
Earnings per common share:								
Basic	$ .69	$ .62	$ .84	$ .67	$ .78	$ .63	$ .71	$ .60
Diluted	$ .68	$ .61	$ .83	$ .66	$ .77	$ .62	$ .71	$ .60

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HARLEY-DAVIDSON, INC.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls over Financial Reporting, that Harley-Davidson, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Harley-Davidson, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Harley-Davidson, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Harley-Davidson, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Harley-Davidson, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 of Harley-Davidson, Inc. and our report dated February 10, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Milwaukee, Wisconsin
February 10, 2005

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HARLEY-DAVIDSON, INC.:

We have audited the accompanying consolidated balance sheets of Harley-Davidson, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harley-Davidson, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Harley-Davidson, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Milwaukee, Wisconsin
February 10, 2005

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Jeffrey L. Bleustein
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER



James L. Ziemer
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

Management Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended 2004, filed with the Securities and Exchange Commission, the certifications of the Chief Executive Officer and the Chief Financial Officer of the Company required by Section 302 of the Sarbanes-Oxley Act.

The Company has submitted to the New York Stock Exchange, Inc. the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Report of the Audit Committee

The Audit Committee of the Board of Directors reviews the Company's financial reporting process, the audit process and the process for monitoring compliance with the laws and regulations. All of the Audit Committee members are independent in accordance with the Audit Committee requirements of the New York Stock Exchange, Inc.

The Audit Committee of the Board of Directors has reviewed and discussed with Management its assessment of the effectiveness of the Company's internal control system over financial reporting as of December 31, 2004. Management has concluded that the internal control system was effective. This assessment was also audited by Ernst & Young LLP, the Company's independent auditors for the 2004 fiscal year. The audited financial statements of the Company for the 2004 fiscal year were also reviewed and discussed with Management as well as with representatives of Ernst & Young LLP. The Audit Committee has also discussed with Ernst & Young LLP, the matters required to be discussed by Statement of Auditing Standards No. 61, other professional standards and regulatory requirements currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, as currently in effect, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP. Based on the review and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements for the 2004 fiscal year be included in the Company's Annual Report.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS



Richard I. Beattie



Judson C. Green



George L. Miles, Jr.



James A. Norling, Chairman

On the journey to new horizons . . .

Leadership guides the way.

The ten members of the Harley-Davidson Board of Directors are passionate individuals who bring remarkable backgrounds to the job of guiding the Company.

Drawing on a wealth of real-world wisdom, they provide sound management direction and strong leadership in Harley-Davidson's relentless drive to deepen relationships with riders, expand its reach and build on its success. And because most are riders and all are Harley-Davidson and Buell enthusiasts, they understand at a personal level what it means to say "we ride with you."



BARRY K. ALLEN

Mr. Allen is Executive Vice President, Operations of Qwest Communications International Inc., a broadband internet-based communications company. He also is President of Allen Enterprises, LLC, a private equity investment and management company. Mr. Allen has been a director of Harley-Davidson since 1992.



RICHARD I. BEATTIE

Mr. Beattie is Chairman of the law firm Simpson Thacher & Bartlett LLP. He is an expert in corporate governance issues, serving as counsel to numerous boards and non-management directors. Mr. Beattie has been a director of Harley-Davidson since 1996.



JEFFREY L. BLEUSTEIN

Mr. Bleustein is Chairman and Chief Executive Officer of Harley-Davidson, Inc. He will retire as CEO April 30, 2005, remaining as Chairman. He has served in leadership positions with Harley-Davidson since 1975. Mr. Bleustein has been a director of Harley-Davidson since 1996.



GEORGE H. CONRADES

Mr. Conrades is Chairman and Chief Executive Officer of Akamai Technologies, Inc., a provider of secure, outsourced e-business infrastructure services and software. He will resign as Akamai [illegible] Chairman of the Akamai Board on April 1, 2005. Mr. Conrades also is a venture partner with Polaris Venture Partners, an early-stage investment company. He has been a director of Harley-Davidson since 2002.



JUDSON C. GREEN

Mr. Green is President and Chief Executive Officer of NAVTEQ Corporation, a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and internet-based mapping applications. He has been a director of Harley-Davidson since December 2004.



DONALD A. JAMES

Mr. James is a co-founder, an equity owner, and serves as Chairman and Chief Executive Officer of Deeley Harley-Davidson Canada/Fred Deeley Imports Ltd., the largest independent motorcycle distributorship in Canada and the exclusive distributor of the Company's motorcycles there. He has been a director of Harley-Davidson since 1991.



SARA L. LEVINSON

Ms. Levinson is President of the Women's Group of Rodale, Inc., the world's leading publisher of information on healthy, active lifestyles. She also is ChairMom of ClubMom, Inc., a consumer relationship management company. Ms. Levinson has been a director of Harley-Davidson since 1996.



GEORGE L. MILES, JR.

Mr. Miles is President and Chief Executive Officer of WQED Multimedia, the public broadcaster for southwestern Pennsylvania. He also is a certified public accountant. Mr. Miles has been a director of Harley-Davidson since 2002.



JAMES A. NORLING

Mr. Norling is Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd., a semiconductor manufacturer. He is retired from Motorola, Inc., a manufacturer of electronics, where he served as Executive Vice President of the Company and President of its Personal Communications Sector. Mr. Norling has been a director of Harley-Davidson since 1993.



JAMES L. ZIEMER

Mr. Ziemer is Vice President and Chief Financial Officer of Harley-Davidson, Inc. Effective April 30, 2005 he will serve as Chief Executive Officer of the Company. He also serves as President of the Harley-Davidson Foundation, Inc. His career at Harley-Davidson Motor Company spans more than 30 years. Mr. Ziemer has been a director of Harley-Davidson since December 2004.

Committee Functions and Responsibility

The Board has determined that all current directors, other than Messrs. Bleustein, James and Ziemer, qualify as independent directors of the Company under the rules of the New York Stock Exchange, Inc. To assist it in making determinations of independence, the Board adopted a categorical standard. The categorical standard is set forth in its entirety under the heading "Corporate Governance and Board Matters—Independence of Directors" in the Company's 2005 Notice of Annual Meeting and Proxy Statement ("Proxy Statement") that accompanies this Annual Report. The Board determined that the directors who qualify as independent had no relationship with the Company that would preclude them from qualifying as an independent director under the categorical standard. The Board has concluded that all directors that the Board considers independent either meet this standard or have no relationship with the Company.

The Board has three committees: the Audit Committee, the Human Resources Committee, and the Nominating and Corporate Governance Committee. The charter for each of the Committees is published on the Corporate Governance page of the Company's website.

AUDIT COMMITTEE

For most of 2004, the Audit Committee members were directors Richard I. Beattie, George L. Miles, Jr. and James A. Norling (Chairman). On December 9, 2004, Judson C. Green was elected to serve on the Audit Committee.

The Audit Committee Charter provides, among other things, that the Audit Committee assist the Board in fulfilling their oversight responsibility relating to: (1) the integrity of the Company's financial statements and the financial reporting process; (2) the systems of internal control over financial reporting; (3) the approval of the Financial Code of Ethics; (4) the internal audit function; (5) the retention, compensation and termination of the independent auditors; (6) the annual independent audit of the Company's financial statements; (7) the independent auditors' qualifications and independence; and (8) the Company's compliance with legal and regulatory requirements.

The Board has determined that all members of the Audit Committee are independent and financially literate in accordance with the audit committee requirements of the New York Stock Exchange, Inc. The Board has determined that Messrs. Green and Miles are audit committee financial experts within the meaning of Securities and Exchange Commission requirements. The functions of the Audit Committee and its activities during fiscal year 2004 are discussed in more detail under the heading "Audit Committee Report" in the Company's Proxy Statement.

HUMAN RESOURCES COMMITTEE

For 2004, the members of the Human Resources Committee were directors Barry K. Allen, George H. Conrades (Chairman) and Sara L. Levinson.

The Human Resources Committee Charter provides, among other things, that the Human Resources Committee: (1) review the annual performance of the Chief Executive Officer ("CEO") with input from the independent directors of the Board and make recommendations to the independent directors about the CEO's total compensation; (2) review overall compensation policies for employees and produce an annual report on compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations; (3) review and recommend all equity-based compensation plans; (4) evaluate Company management performance overall and provide recommendations regarding management successors (other than the CEO); (5) review potential conflicts of interest and any other potential Code of Business Conduct violations by the Company's executive officers (other than the CEO); and (6) review the disclosure of any waivers of such conflicts or Code of Business Conduct violations for executive officers (other than the CEO).

The Board has determined that all members of the Human Resources Committee are independent in accordance with the requirements of the New York Stock Exchange, Inc.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

For most of 2004, the members of the Nominating and Corporate Governance Committee (the "Nominating Committee") were directors Barry K. Allen (Chairman), Richard I. Beattie, George H. Conrades, Sara L. Levinson, George L. Miles, Jr. and James A. Norling. Judson C. Green was elected to the Nominating Committee on December 9, 2004. The Nominating Committee consists of all of the independent directors of the Board.

The Nominating Committee Charter provides, among other things, that the Nominating Committee: (1) identify and make recommendations to the Board on individuals qualified to serve as Board members of the Company consistent with the criteria approved by the Board; (2) identify and make recommendations to the Board on individuals qualified to serve as the CEO of the Company; (3) review and recommend the re-nomination of incumbent directors; (4) review and recommend committee appointments; (5) lead the Board in its annual review of the Board's and its committees' performance; (6) approve goals and objectives for the CEO and review the CEO's annual performance; (7) review and approve the CEO's total compensation as recommended by the Human Resources Committee; (8) review and approve the Company's Code of Business Conduct; (9) establish a process for review of potential conflicts of interest; (10) review potential conflicts of interest and any other potential Code of Business Conduct violations by the Company's CEO or directors; (11) review the disclosure of any waivers of such conflicts or Code of Business Conduct for the Company's CEO or directors; (12) review and recommend to the Board a set of governance guidelines applicable to the Company; (13) take a leadership role in shaping the corporate governance of the Company; and (14) perform other related tasks such as determining the size, committee structure, compensation or meeting frequency of the Board.

BOARD MEETINGS

The Board has five regularly scheduled meetings per year and met five times during 2004. In addition, the Board met in executive sessions during all of these meetings, without management present. In April 2004, non-management members of the Board re-designated Barry K. Allen as Presiding Director. Mr. Allen will continue to serve as Presiding Director, until his successor is elected or until his earlier resignation or removal. The Presiding Director is responsible for chairing the executive sessions.

COMMUNICATION WITH THE BOARD

All current members of the Company's Board of Directors are listed on the Corporate Governance page of the Company's website. Shareholders and other parties interested in communicating with the Presiding Director or with any non-management director may do so by writing to that director, in care of the Secretary of Harley-Davidson, Inc., at the address shown on the Corporate Governance page of the Company's website.

Shareholders may recommend candidates for consideration by the Nominating Committee by writing to the chair of that committee in care of the Secretary of the Company. Such recommendations for the 2006 annual meeting of shareholders must be received by the Company on or before November 22, 2005.

The Company has a Code of Business Conduct ("the Code") that applies to all Company employees and directors. The Code is intended to promote honest and ethical conduct and to provide guidance for the appropriate handling of various business situations. Employees may anonymously report possible violations of the Code via a toll-free number or in writing to the General Counsel of the Company. The Company also has a Financial Code of Ethics. Reports of possible violations of the Financial Code of Ethics may be made directly to the Chairman of the Audit Committee.

CORPORATE OFFICERS, HARLEY-DAVIDSON, INC.

Jeffrey L. Bleustein
Chairman and Chief Executive Officer

James M. Brostowitz
Vice President, Treasurer

Gail A. Lione
Vice President, General Counsel and Secretary
Chief Compliance Officer

James L. Ziemer
Vice President and
Chief Financial Officer

MOTOR COMPANY LEADERSHIP

Jeffrey L. Bleustein
Chief Executive Officer

Joanne M. Bischmann
Vice President, Marketing

David P. Bozeman
General Manager,
Powertrain Operations, Capitol Drive

James M. Brostowitz
Vice President, Treasurer

Leroy Coleman
Vice President, Advanced Operations

Rodney J. Copes
Vice President and General Manager,
Powertrain Operations, Pilgrim Road

Ruth M. Crowley
Vice President, General Merchandise

William B. Dannehl
Vice President, North American Sales
and Dealer Services

William G. Davidson
Senior Vice President and Chief Styling Officer

Karl M. Eberle
Vice President and General Manager,
Kansas City Operations

Michael P. Heerhold
General Manager, Tomahawk Operations

John A. Hevey
Vice President, Strategic Planning and
New Business Development

Jorge F. Hidalgo
Vice President and General Manager,
York Operations

Timothy K. Hoelter
Vice President, Government Affairs

Ronald M. Hutchinson
Vice President, Parts and Accessories

Michael D. Keefe
Vice President and Director,
Harley Owners Group

Kathleen A. Lawler
Vice President, Communication

Lara L. Lee
Vice President, Destinations
and Rider Services

Matthew S. Levatich
Vice President, Materials Management

Gail A. Lione
Vice President, General Counsel and Secretary
Chief Compliance Officer

James A. McCaslin
President and Chief Operating Officer

Louis N. Netz
Vice President, Director of Styling

John A. Olin
Vice President, Controller

Steven R. Phillips
Vice President, Quality, Reliability
and Technical Services

John K. Russell
Vice President and Managing Director, Europe

Harold A. Scott
Vice President, Human Resources

W. Kenneth Sutton, Jr.
Vice President, Engineering

Jerry G. Wilke
Vice President and General Manager,
Asia / Pacific and Latin America Regions

James L. Ziemer
Vice President, Chief Financial Officer,
Assistant Secretary and Assistant Treasurer

HARLEY-DAVIDSON FINANCIAL SERVICES LEADERSHIP

Lawrence G. Hund
Vice President and
Chief Financial Officer

Kathryn H. Marczak
Vice President and Chief Credit Officer

Donna F. Zarcone
President and Chief Operating Officer

BUELL MOTORCYCLE COMPANY LEADERSHIP

Erik F. Buell
Chairman and Chief Technical Officer

Jon R. Flickinger
President and Chief Operating Officer

COMPANY INFORMATION

Harley-Davidson, Inc.
3700 West Juneau Avenue
P.O. Box 653
Milwaukee, WI 53201-0653
414-343-4680

Internet Addresses:
www.harley-davidson.com
www.buell.com

Plant Tour Information:
877-883-1450
York, Pennsylvania (motorcycles)
Kansas City, Missouri (motorcycles)
Milwaukee, Wisconsin (engines)

The following are among the trademarks of H-D Michigan, Inc.: Harley-Davidson, H-D, Harley, the Bar & Shield Logo, MotorClothes, the MotorClothes Logo, Rider's Edge, Harley Owners Group, H.O.G., the H.O.G. Logo, Softail, Sportster, Screamin' Eagle, Deuce, Fat Boy, Twin Cam 88 and V-Rod. The following are among the trademarks of Buell Motorcycle Company: Buell, Lightning, Firebolt and BRAG.

VISA is a trademark of its respective owner.

SHAREHOLDER INFORMATION

Annual Shareholder Meeting
The Annual Meeting of Shareholders will convene at 10:30 a.m., CT, on Saturday, April 30, 2005, at the Pfister Hotel, 424 East Wisconsin, Milwaukee, Wisconsin.

SEC Form 10-K
A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained from the Company without charge to shareholders or via the Company's website on or about March 15, 2005.

Dividend Reinvestment and Stock Purchase Plan
To obtain information on our Dividend Reinvestment and (BYDS) Buy Your Direct Stock, please contact Computershare.

Computershare Trust Company
2 North LaSalle Street
Chicago, IL 60602
866-360-5339 (toll-free)

Registrar and Transfer Agent
Computershare Investor Services, LLC
P. O. Box A3504
Chicago, IL 60690-3504
866-360-5339 (toll-free)
or 312-360-5339

Contact Investor Relations at:
877-HDSTOCK (toll-free)
414-343-4782, or try our e-mail:
investor.relations@harley-davidson.com

Corporate Governance materials may be obtained via our website at: www.harley-davidson.com.


HDI
Listed
NYSE


MOTOR
HARLEY-DAVIDSON
COMPANY

WE FULFILL DREAMS THROUGH
THE EXPERIENCES OF MOTORCYCLING BY PROVIDING
TO MOTORCYCLISTS AND TO THE GENERAL PUBLIC
AN EXPANDING LINE OF MOTORCYCLES,
BRANDED PRODUCTS AND SERVICES IN SELECTED
MARKET SEGMENTS.

HARLEY-DAVIDSON, INC.
3700 WEST JUNEAU AVENUE, P. O. BOX 653 MILWAUKEE, WISCONSIN 53201-0653
www. harley-davidson.com